UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 200______________

OR

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number _________________________________________________________

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#601 595 Howe Street

Vancouver, BC V6C 2T5

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of class

____________________________

Common Shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of class

_____________________________

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

10,693,577

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes___No_X_

Indicate by a check mark which financial statement item the registrant has elected to follow.

___Item 17 ___ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

___Yes ___ No

Table of Contents

FORWARD LOOKING STATEMENTS pg 5

GLOSSARY OF TERMS AND DEFINITIONS pg 5

PART I

Item 1. Identity of Directors, Senior Management and Advisers pg 9

A: Directors and senior management pg 9

B: Advisers pg 9

C: Auditors pg.10

Item 2. Offer Statistics and Expected Timetable (Not applicable)

Item 3. Key Information

A: Selected financial data pg.10

B: Capitalization and indebtedness pg 12

C: Reasons for the offer and use of proceeds (Not applicable)

D: Risk factors pg 13

Item 4. Information on the Company

A: History and Development of DRC Resources pg 17

B: Business Overview pg 19

C: Organizational Structure pg 20

D. Property, Plant and Equipment pg 21
Afton Property pg 21 Ajax-Python Property pg 44 Lipsett Lake Property pg 46

Item 5. Operating and Financial Review and Prospects

A: Operating results pg 47

B: Liquidity and capital resources pg 49

C: Research and development, patents and licenses, etc. (Not applicable)

D: Trend information (Not applicable)

Item 6. Directors, Senior Management and Employees

A: Directors and senior management pg 50

B: Compensation pg 52

C: Board practices pg 54

D: Employees pg 57

E: Share ownership pg 57

Item 7. Major Shareholders and Related Party Transactions

A: Major shareholders pg 60

B: Related party transactions pg 60

C: Interests of experts and counsel pg 61

Item 8. Financial Information pg

A: Consolidated Statements and Other Financial Information pg 61

B: Significant Changes pg 61

Item 9. The Offer and Listing Offer and listing details (Not applicable) pg 61

A: Plan of distribution (Not applicable)

B: Markets pg 62

C: Selling shareholders (Not applicable)

D: Dilution (Not applicable)

E: Expenses of the issue (Not applicable)

Item 10. Additional Information

A: Share capital pg 62

B: Memorandum and articles of association pg 64

C: Material contracts pg 66

D: Exchange controls pg 66

E: Taxation pg 66

F: Dividends and paying agents pg 67

G: Statement by experts pg 67

H: Documents on display pg 68

Item 11. Quantitative and Qualitative Disclosures about the Market (Not applicable)

Item 12. Description of Securities other than Equity Securities

A:.Debt securities (Not applicable)

B:.Warrants and rights pg 68

C:.Other securities (Not applicable)

D:.American Depositary Shares (Not applicable)

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies (Not applicable)

Item 14. Material Modifications to the Rights of

Security Holders and Use of Proceeds (Not applicable)

Item 15. Controls and Procedures (Not applicable)

Item 16. (Not applicable)

PART III

Item 17. Financial Statements pg 68

Item 18. Financial Statements pg 69

Item 19. Exhibits pg 69

Exhibit 1: Financial statements and consent of Auditor

Exhibit 2: Certificate of Incorporation

Exhibit 3: Memorandum and Articles

Exhibit 4: Opinion of counsel

Exhibit 5: Services agreement with President & CEO

Exhibit 6: Services agreement with Corporate Secretary

Exhibit 7: Option to purchase Afton Property

FORWARD LOOKING-STATEMENTS

This registration statement of DRC Resources Corporation (herein referred to as "DRC Resources" or "the Company") contains forward-looking statements with reference to: (i) Indicated Mineral Resources, (ii) certain plans, strategies and objectives of DRC Resources' management, and (iii) expected costs of exploration and development programs. Such forward-looking statements are not guarantees of future performance, which may be affected by risk factors and other uncertainties, many of which are beyond the control of DRC Resources, which may cause actual results to differ materially from those expressed in the statements contained in this registration statement.

Historical financial information as to costs of exploration and administration may not be indicative of DRC Resources' future cost performance. All statements which are not statements of historical fact may be deemed to be forward-looking statements. The use of words such as "potential", "possible", "inferred", "estimated" or statements such as "may', "expect", "believe", "anticipate" and "intend" (and the negative or variations of, or comparable terminology) are intended to identify forward-looking statements.

GLOSSARY OF TERMS AND DEFINITIONS

The following is a glossary of technical terms which are used in this registration statement to describe the DRC Resources' business.

"Ag" means silver

"anomaly" and "anomalous" mean a value higher or lower than the expected; outlining a zone of potential exploration interest but not necessarily of commercial significance

"anorthositic" means a plutonic rock compositionally containing at least 90% plagioclase feldspar commonly associated with gabbros in stocks, dykes and batholiths

"argillite" is a sedimentary rock composed of compacted mud and clay particles

"Au" means gold

"blebs" are small rounded to elongate inclusions

"bornitic" refers to rock containing the copper sulphide mineral bornite. Cu5FeS4 an important copper ore mineral

"breccia" is a coarse grained clastic rock composed of angular broken rock fragments held together by a mineral. The name is derived from Italian meaning "broken stones, rubble"

"chalcocite" is a copper sulphide (Cu2S)

"chalcopyrite" is a copper sulphide (Cu5FeS4)

copper on the basis of a market prices for such metals at a given time

"Cu" means copper

"cuprite" is a copper oxide (Cu20)

"decline" means a downward sloping tunnel providing road access from the surface to underground mine operations

"development" means the work of preparing a mineral deposit for commercial production including installation of plant and machinery and the construction of all related facilities

"diamond drill" means a type of rotary drill, the bit of which is set with diamonds that cut by abrasion rather than percussion. The hollow-centred cutting bit is attached to the end of long hollow drill rods that are rotated and through which water is pumped to the cutting face of the bit. The drill cuts a circle, the rock core of which is recovered in long cylindrical sections, an inch or more in diameter.

"dilution" means the incorporation of waste or low grade rock with ore during the mining process resulting in lower grade

"diorite" is a plutonic rock composed essentially of sodic plagioclase and hornblende, biotite or pyroxene with minor if any quartz or orthoclase

"disseminated ore" means a scattered distribution of generally fine-grained metal bearing minerals throughout a rock body, in sufficient quantity to make the deposit an ore

"dollars" or "$" means Canadian currency unless otherwise indicated

"exploration" means prospecting, diamond drilling and other work involved in searching for ore bodies

"fault" means a fracture or fracture zone along which there has been displacement of the sides

"feeder zone" means conduits facilitating the movement of magma or mineral bearing fluids

"footwall" means the mass of rock beneath a fault plane, vein load or bed of ore

"gabbro" is a group of dark-colored, basic intrusive igneous rocks, the approximate intrusive equivalent of basalt

"gangue" is the valueless rock or mineral aggregates in an ore

"grade" the weight of valuable minerals in each tonne of ore

"g/t" means grams per tonne

"hypogene" means primary mineral deposits formed by generally ascending solutions in or from

"Indicated Mineral Resource" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"intrusive" a rock formed by the process of emplacement of magma in pre-existing rock

"k-silicate alteration" means alteration of rock typified by potassium-bearing minerals

"mafic" means igneous rock primarily composed of dark coloured iron and magnesium bearing minerals

"magmatic" means rock derived from cooling magma emplaced in the earth's crust

"magnetite" magnetic iron oxide mineral

"Measured Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, desities, shape and physical characteristics, are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that spaced closely enough for geological and grade continuity.

"mineralization" means rock containing an undetermined amount of minerals or metals

"Mineral Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"Mineral Resource" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or

"Mo" means molybdenum

"Ore" is a natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated

"oz/t" means Troy ounces per short ton

"Pd" means palladium

"Paleozoic" is an era of geological time extending from approximately 540 to 250 million years before the present

"percussion drill" means a drill that operates by having the drill bit fall with force onto the rock

"petrographic study" is the identification of minerals with the aid of a microscope

"plutonic" means a phaneritic igneous rock that has crystallized at depth within earth's crust

"porphyry" means an igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; it refers to a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage

"porphyry copper" is a type of deposit in which the copper mineralization occurs as discrete grains and veins throughout a large volume of rock

"Reserve" means that part of a resource which can be legally mined at a profit under specified economic conditions that are generally accepted by the mining industry as reasonable under current economic conditions, demonstrated by at least a preliminary feasibility study based on measured resources and indicated resources only

"resource" means a concentration of naturally occurring materials in such form that economic extraction is currently or potentially feasible

"short ton" a unit of weight which equals 2000 pounds

"sulphides" or "sulfides" are a group of minerals consisting of metals combined with sulphur; common metallic ores

"supergene" means a secondary enrichment of a rock body by a re-precipitation of oxides and sulphides from descending ground water

"tonne" means metric tonne (2,204 pounds)

Measurements stated in metric units covert to imperial equivalents is as follows:
Metric Units	Multiplied by	=Imperial Units
hectares	2.471	=acres
metres	3.281	=feet
kilometres	0.621	=miles (5,280 feet)
grams	0.032	=ounces (troy; 12 troy ozs/lb)
tonnes	1.102	=tons (short or 2,000 lbs)
grams/tonne	0.029	=ounces (troy)/ton

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and senior management

The following are the directors and executive officers of DRC Resources:
Name & business address	Position or Function
John Harvey Kruzick #601 - 595 Howe Street Vancouver, BC Canada V6C 2T5	Director President & Chief Executive Officer
Sharon Lynne Ross #601 - 595 Howe Street Vancouver, BC Canada V6C 2T	Director Secretary
Charles Robert Edington Unit 1 - 929 Ellery Street Victoria, BC, Canada V8Z 6M1	Director
Mike Muzylowsi Suite 1160, 1040 West Georgia St. Vancouver, BC, Canada V6E 4H1	Director
Thomas O'Toole Taylor 1358 23 2 Steet Langley, BC, Canada V2Z 2W9	Director
Craig Dalton Thomas Suite 1525, 625 Howe Street West Vancouver, BC V6C 2T6	Director
Bruno Johann Mosimann Herbstacerstr 27 CH-8472 Seauzach, Switzerland	Vice-President, Corporate Development & Finance
Maurice Delamore Lee 789 West 66 Avenue Vancouver, BC, Canada V6P 2R4	Vice-President, Business Development
Ian Mackenzie Beardmore Suite 1400, 701 West Georgia Street Vancouver, BC Canada V7Y 1C6	Chief Financial Officer

B. Advisers

The following are DRC Resources' principal advisers:
Name & business address	Function
HSBC Bank Canada 885 West Georgia Street Vancouver, BC Canada V6C 3E9	Banker
Dundee Securities Corporation 320 Bay Street, Suite 800 Toronto ON Canada M5H 4A6	Sponsor for listing of DRC Resources on the Toronto Stock Exchange
Donald W.J. Specht 4130 Ripple Road, West Vancouver, BC, Canada V7V 3L2	Legal counsel

C. Auditors

Beauchamp & Company

Chartered Accountants

#205 - 788 Beatty Street, Vancouver, BC Canada V6B 2M1

Members of the Chartered Accountants of British Columbia

Item 2. Offer Statistics and Expected Timetable - NOT APPLICABLE

Item 3. Key Information

A. Selected financial data.

The selected financial data appearing below for the fiscal years ending December 31, 2002, 2001, 2000, 1999 and 1998 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements of DRC Resources that appear elsewhere herein. The selected financial data for the three month periods ended March 31, 2003 and 2002 are extracted from unaudited Interim Consolidated Financial Statements of DRC Resources that appear elsewhere herein.

DRC Resources' financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP. The second table sets out the selected financial data in accordance with US GAAP. The principle differences between Canadian GAAP and US GAAP that affect DRC Resources' income and shareholders' equity relate to those items described in Note 15 of the DRC Resources' December 31, 2002 financial statements appearing elsewhere herein.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC Resources' audited Consolidated Financial Statements and from unaudited Interim Consolidated Financial Statements appearing elsewhere in this registration statement.

SELECTED FINANCIAL DATA UNDER CANADIAN GAAP
	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Net Operating Revenue	(4,615)	33,438	114,260	255,155	176,527
Income (Loss) from Operations	(199,800)	(48,180)	(185,907)	(114,809)	(227,166)
Income (Loss) per Share	(0.01)	(0.01)	(0.02)	(0.02)	(0.04)
Total Assets	6,358,849	5,893,449	6,492,825	5,899,183	6,380,707
Net Assets	6,195,689	5,554,691	6,333,889	5,566,571	6,075,855
Long Term Debt	129,710	283,682	113,767	296,410	216,985
Cash Dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	(1,872,714)	(1,615,187)	(1,752,914)	(1,567,007)	(1,452,198)
Capital Stock	8,068,403	7,169,878	8,086,803	7,133,578	7,528,053
Weighted Average Number of Shares	9,133,433	8,417,099	8,704,716	7,792,620	5,742,938

SELECTED FINANCIAL DATA UNDER US GAAP
	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Net Operating Revenue	(4,615)	33,438	114,260	255,155	176,527
Income (Loss) from Operations	(170,700)	(71,235)	(986,230)	(563,368)	(1,001,812)
Income (Loss) per Share	(0.02)	(0.01)	(0.11)	(0.07)	(0.17)
Total Assets	3,903,756	4,206,522	4,088,631	4,295,312	5,225,411
Net Assets	3,740,596	3,867,764	3,929,695	3,962,700	4,920,559
Long Term Debt	129,710	283,682	113,767	296,410	216,985
Cash Dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	(4,327,807)	(3,302,114)	(3,977,200)	(3,152,429)	(2,422,046)
Capital Stock	8,068,403	7,169,878	8,086,803	7,133,578	7,528,053
Weighted Average Number of Shares	9,133,433	8,417,099	8,704,716	7,792,620	5,742,938

On June 18, 2003 a Canadian dollar (CAN $1.00) was exchangeable for US $0.7491 on the basis applied in the following table, which sets forth, for the periods and dates indicated, information concerning the rates of exchange of one Canadian dollar (CAN $1.00) into the US $ based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York ("Noon Buying Rate").
Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per CAN$)
Month ended April 30, 2003	0.6975	0.6659	0.6876	0.6831
Month ended March 31, 2003	0.6805	0.6625	0.6796	0.6756
Month ended February 28, 2003	0.6720	0.6612	0.6626	0.6596
Month ended January 31, 2003	0.6542	0.6489	0.6506	0.6476
Month ended December 31, 2002	0.6329	0.6413	0.6427	0.6402
Month ended November 30, 2002	0.6387	0.6364	0.6375	0.6350
Month ended October 31, 2003	0.6406	0.6338	0.6354	0.6325
Year ended December 31, 2002	0.6329	0.6368	0.6546	0.6237
Year ended December 31, 2001	0.6279	0.6458	0.6671	0.6268
Year ended December 31, 2000	0.6669	0.6733	0.6948	0.6397
Year ended December 31, 1999	0.6925	0.6730	0.6859	0.6563
Year ended December 31, 1998	0.6504	0.6743	0.7075	0.6452
Quarter ended March 31, 2003	0.6805	0.6775	0.6796	0.6476

B. Capitalization and Indebtedness

The following tables set out the capitalization of DRC Resources at March 31, 2003 in accordance with Canadian and US GAAP
Under Canadian GAAP	At March 31, 2003
(all figures in CAN $)
Shareholders' Equity
Common Shares	8,068,403
Retained earnings (deficit)	(1,872,714)
Total shareholders' equity	6,195,689
Indebtedness (direct, indirect, contingent) Note 1
Short term debt - unsecured (current accounts payable)	33,450
Long term debt - unsecured (deferred income taxes)	129,710
Total indebtedness	163,160

Under US GAAP	At March 31, 2003
(all figures in C$)
Shareholders' Equity
Common Shares	8,068,403
Retained earnings (deficit)	(4,327,807)
Total shareholders' equity	3,740,596
Indebtedness (direct, indirect, contingent) Note 1
Short term debt - unsecured (current accounts payable)	33,450
Long term debt - unsecured (deferred income taxes)	129,710
Total indebtedness	163,160

Note 1: There are no accounts payable at the date of this application. There has been no other significant change in the Company's other indebtedness since March 31, 2003.

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

This section describes some of the risks and uncertainties faced by DRC Resources'. The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by DRC Resources. Some risks may not be known to DRC Resources and others that are not considered significant or material may turn out to be material. Investment in the common shares of DRC Resources must be considered speculative and risky, since any one or more of the risks could materially impact DRC Resources' business, its revenues, income, ability to raise required capital and the market price of its common shares.

Absence of Production History DRC Resources has no history of earnings or cash flow from mining operations. If DRC Resources is able to proceed to production on its properties, commercial viability will be affected by factors that are beyond DRC Resources' control, including the particular attributes of the mineral deposit, fluctuations in metal prices, the costs of constructing and operating a mine, processing and refining facilities, the availability of economic sources of energy, and the effects of government regulations and changes therein including regulations relating to prices, royalties, restrictions on production, quotas on exploration for minerals, as well as the costs of protection of the environment.

No Revenue, Negative Cash Flow, Losses and No Dividends DRC Resources has no current source of operating revenue and has operated at a loss and with negative cash flow since incorporation. There can be no assurance that DRC Resources will operate profitably at any time in the future. DRC Resources will not pay dividends in the foreseeable future.

Exploration and Development The business of the exploration for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercially mineable ore on any of the mineral properties in which DRC Resources has an interest.

Uncertainty of Mineral Reserves Due to Change in Circumstances There is no certainty that any expenditure made in the exploration of DRC Resources' properties will prove the existence of commercially recoverable quantities of ore. DRC Resources has no control over many circumstances on which professional estimates are based to permit a mineral reserve to be described as a "commercially mineable". Such circumstances can change, rendering the mineral reserve not commercially mineable. Such circumstances include:

Failure of bulk testing to achieve metal recovery levels indicated by limited testing of drill samples;

Estimates of reserves, mineral deposits and production costs adversely affected by such factors as environmental regulations and requirements, weather and other environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions;

The grade of ore ultimately mined may differ from that indicated by drilling results by reason of material changes in estimated reserves, grades, stripping ratios or recovery rates that affect the economic viability of any mining project;

Persistently lower prices of precious and base metals than those used to determine the feasibility of mining a mineral occurrence, since such prices have in the past been, and can be expected to continue to be, highly volatile over short periods due to factors such as international economic and political trends, expectations of inflation, currency exchange fluctuations (in particular the US dollar relative to the Canadian dollar, since selling terms are usually expressed in terms of the US dollar), interest rates, global or regional consumption patterns, speculative activities and increases in production due to improved mining and production methods; and

Adverse change in the supply of and demand for precious and base metals caused by various factors, including political events, economic conditions and production costs in major mineral producing regions.

Additional Funding Requirements Though DRC Resources currently has funds sufficient to meet its obligations and to carry out its exploration plans for at least the next 12 months, there is no assurance that DRC Resources will in the future be able to obtain all the financing it requires on acceptable terms and conditions, or at all. The only sources of future funds presently available to DRC Resources are the sale of equity capital, or the offering by DRC Resources of an interest in its properties to be earned by another party or parties carrying out further exploration or development of the properties. Mining development is very capital intensive and lead times to production are lengthy. Availability of debt financing depends on a mining project having a high probability of success. Lenders generally require the developer to make significant equity contribution to development.

Amount of Property Cost is not Evidence of Value Expenditures made by DRC Resources in the exploration or development of its mineral properties are included in the balance sheet value of its resource properties. The amounts described as "RESOURCE PROPERTIES" in the balance sheets of DRC Resources' financial statements cannot be taken to reflect realizable value.

Competition Competition for mining projects and financing required for exploration and development is intense. Many of the companies competing with DRC Resources have greater financial resources, larger staff and labour forces, more equipment for exploration and development and greater experience and may therefore be in a better competitive position than DRC Resources.

Title Matters While DRC Resources has investigated title to its properties and is satisfied that, to the best of its knowledge, title to all its properties is in good standing, this should not be construed as a guarantee of title, which may be affected by undetected defects. DRC Resources' mineral claims comprising its principal property, the Afton Property, have been validly staked in accordance with applicable legislation, but DRC Resources has not surveyed the boundaries of its mineral claims. Until that is done, one cannot be certain of the precise location and whether or not there are any internal, unstaked fractions. DRC Resources does not hold title insurance.

Potential Conflicts of Interest Certain of the directors of DRC Resources are also directors and/or officers of other natural resource companies. Only two management of DRC Resources are subject to employment contracts and no member of management devotes full time to DRC Resources' affairs. Directors and officers are aware of their fiduciary obligations to DRC Resources and its shareholders. However, conflicts with respect to corporate opportunities may arise between the obligations of these directors and officers of DRC Resources and such other natural resource companies. DRC Resources' incorporating documents and applicable legislation require all material transactions between DRC Resources and its directors and officers to be approved by a majority of DRC Resources' disinterested directors. Any decision made by any of such directors and officers involving DRC Resources is made in accordance with their duties and obligations to deal fairly and in good faith with DRC Resources. The directors of DRC Resources must disclose, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Certain of the directors and officers of DRC Resources are involved as independents in the business of acquiring mineral properties and of providing consulting and management services to other mineral exploration companies. If those directors or officers learn of mineral exploration opportunities, they will not necessarily present them to DRC Resources, but may pursue them through other vehicles or present them to others.

Dependence on Key Employees DRC Resources depends on a number of key employees, the loss of any one of whom could have an adverse effect on DRC Resources' operations.

Regulatory Requirements Exploration, development and mining activities are subject to extensive laws and regulations governing prospecting, development, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection and endangered and protected species, toxic substances and other matters. The cost of complying with those regulations can make operations expensive, possibly prohibitively so.

Environmental Liability Mineral exploration, mine development and mining operations are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of such operations. DRC Resources' operations are subject to governmental regulations restricting and/or prohibiting exploration, development and mining activities that could involve the spill, seepage, release, generation or emission of substances used in or produced by or in the course of activities necessary to conduct the mining business. Breach of regulations may result in the imposition of fines or penalties, or prevent the conduct of operations completely. Certain activities require the conduct of environmental impact studies to be undertaken prior to commencement. Such studies can be very costly and may result in negative assessments, which could result in application of strict regulation and increase in the cost of or reduction or impairment of profitability of operations.

Requirement for Permits and Licenses DRC Resources believes that it presently holds or has applied for all necessary licenses and permits to carry on the activities in which it is currently engaged under applicable laws and regulations in respect of its properties, and DRC Resources believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to changes in regulations and in various operational circumstances. A substantial number of additional permits and licenses will be required should DRC Resources proceed to construct and operate mining facilities. There can be no guarantee that DRC Resources will be able to obtain all of the necessary licenses and permits that may be required to commence construction or operation of mining facilities at its properties or to maintain continued operations at economically justifiable costs. Amendments to British Columbia mining and environmental laws, regulations and permits governing operations and activities of mining companies or more stringent implementation thereof, could require increases in capital expenditures or production costs or reduction in levels of production and producing properties, or require delay or abandonment of the development of new mining properties.

Risks Specific to the Afton Copper-Gold Project

Key drill sites being used by DRC Resources to conduct its exploration program are situate on an existing open pit slope, which may be subject to failure. If instability of the pit slope requires DRC Resources to drill from alternate locations, the cost of drilling yet to be done could be significantly increased.

The open pit left by the previous mining operation constitutes an inherent safety hazard to on-site operations of DRC Resources, in addition to which, by assuming control of surface areas used by a previous operator, DRC Resources may also become liable for consequent environmental and personal safety problems related to such things as slope failure, soils contamination, etc.

The owner of the surface rights, a previous operator, may deny DRC Resources use or purchase at a reasonable rental or price, of an existing mill building, assay laboratory, administration building, power line and other surface facilities, which would require DRC Resources to build new facilities. DRC Resources does not own any surface rights (free lands) to the area comprising the Afton Property. To date, access to the Company's property has been over the previous operator's fee lands. Alternate, though somewhat less convenient, access is readily available over government lands. The Mineral Tenure Act (British Columbia) provides for a free miner or the holder of mineral claim to have a right of way to entry over surface areas for the location, exploration and development or production of minerals, by arbitrated access order if necessary, subject to compensating a surface owner for such disturbances or use of surface area.

DRC Resources' management is experienced in exploring for minerals, but not in developing or operating mines.

Market Risks If DRC Resources' stock trades in the OTC Bulletin Board or the Pink Sheets, but not on national exchanges, such as the New York Stock Exchange or NASDAQ, at a price below US$5.00 per share, it will be subject to the "penny stock" rules of the Securities and Exchange Commission. These rules require that, before a broker or dealer can sell a penny stock to persons other than established customers and accredited investors (generally those with assets in excess of $1 million or annual income exceeding $200,000), the firm must make a determination as to the suitability of the purchase of such securities for the customer and obtain the customer's written consent to the transaction prior to the purchase. Unless a penny stock transaction is exempt under the rules, the broker or dealer must furnish the customer a document describing the risks of investing in penny stocks. The broker or dealer must give the customer the current market quotation, if any, for the penny stock and disclose the compensation to the firm and registered representative. The firm must send monthly account statements showing the recent market price of penny stocks in the account. The penny stock rules will tend to restrict the ability of brokers and dealers to sell DRC Resources stock, which could have an adverse effect on liquidity and market price of DRC Resources' stock.

Legal Remedies Because DRC Resources is incorporated in British Columbia, Canada and all its assets and business operations are located outside the United States, as is the residence of all members of its management, the bringing of an action, the service of process, proof of a case and the enforcement of judgments will be more difficult.

Item 4. Information on the Company

A: History and Development of DRC Resources

1. Name of the Company

The Company's legal and commercial name is: DRC Resources Corporation

2. Incorporation

DRC Resources was incorporated on January 31, 1980

3. Domicile and form of Company

DRC Resources exists as a limited liability corporation pursuant to Certificate of Incorporation issued by the Registrar of Companies and registration of its Memorandum and Articles under the Company Act (British Columbia), Canada.

DRC Resources' registered office for service in Canada and its principal place of business are located at Suite #601 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

DRC Resources is a reporting issuer under the Securities Acts of the Provinces of British Columbia, Alberta and Ontario. Its Common Shares are listed under the symbol "DRC" on the Toronto Stock Exchange.

4. Important events in development of Company's Business

DRC Resources is in the business of acquiring and exploring natural resource properties. Exploration work on the properties has been limited to prospecting, sampling, research and drilling. To date, no property has been the subject of development work to bring it into production. A mineral property is abandoned if exploration results do not appear to warrant further expenditure on the property. Upon abandonment, DRC Resources writes off its investment in the property. Administrative expenditures are related primarily to maintaining corporate existence and meeting filing requirements, as there have been no mining operations. As properties are not acquired on a regular or periodic basis there can not be said to be observable trends in DRC Resources' business and year-to-year comparisons of accounting information may not be meaningful. As an exploration company, DRC Resources' success is generally measured by the extent and quality of mineralization (if any) discovered and this information is not contained in financial statements.

From incorporation in 1980 until 1997, DRC Resources was exclusively in the business of acquiring and exploring mineral resource properties in Canada.

Diversification Attempt

For a period from 1997 until mid-1999, due to poor economic conditions in the mining industry, DRC Resources took steps to change the nature of its business, by diversifying and de-emphasizing mineral exploration. Several mineral properties were allowed to lapse and a joint venture was concluded to allow another company to acquire 50% of the Python claim group, DRC Resources' then major mineral property holding. e-Bid Online Inc. was incorporated under the Company Act (British Columbia) to reserve the corporate name as reflected in the domain (internet) address. DRC Resources secured shareholder approval for its plan to change its name and business to reflect its then e-commerce business direction. Consultants in that area of activity were engaged to assist in the transition. An e-commerce website was designed and developed during 1999 but commercialization was not achieved and the project was discontinued.

DRC Resources' President, John H. Kruzick, acted as nominee subscriber, holding in trust for the Company the one issued share of e-Bid Online Inc., which was incorporated on August 27, 1999 by registration of its Memorandum and Articles under the Company Act, British Columbia. e-Bid Online Inc. was never recorded in the financial statements as a subsidiary, but as a project expense subsequently written off.

Return to Mineral Exploration Business

While the Company pursued its change of direction to e-commerce, John H. Kruzick privately continued his long-time interest in mineral exploration with a colleague by, among other activities, acquiring an interest in the Afton Project by staking. When metal prices showed signs of recovery in September 1999, Mr. Kruzick persuaded his colleague to offer the Afton Project to DRC Resources. The directors decided to acquire the property and refocus the Company's activities on mineral property exploration, the current area of interest. Consistent with that decision, the Python mineral property option (covering ground in the same general area as the Afton Project) was terminated when the optionee decided not to proceed with required expenditures.

5. Principal Business and Capital Investment in the Last Three Years

Since 1999 DRC Resources' principal capital expenditures have been on or in connection with the Afton Project, a copper-gold mineral exploration prospect located near Kamloops, British Columbia, Canada. There have been no significant divestitures.

In the three years ended December 31, 2002 the Company raised over $7.1 million, of which $3.2 million has been expended in exploration of the Afton Project property and $420,000, being the deemed value of shares issued to date as partial exercise of the option to purchase the Afton Project property.

6. Principal Capital Expenditures in Progress

The Afton Project exploration programs, which are the only significant expenditures in progress. All exploration has been funded by external financing through issue of securities of DRC Resources.

7. Takeover Offers

While there have been friendly discussion with several majors in the industry, there have been no indication of public takeover offers in respect of DRC Resources' shares.

A. Business Overview

1. Nature of Company Operations and Principal Activities

DRC Resources' sole business is resource property acquisition and exploration for minerals.

The Company is in the process of exploring its resource properties to determine whether they contain ore reserves that are economically recoverable.

2. Principal Markets

DRC Resources has no producing mines. However, its principal resource property, the Afton Property, has significant Measured, Indicated and Inferred Mineral Resources of copper-gold mineralization.

The international metal markets for copper and gold have tended to be steady and showing an upward trend over the past three years. Performance of these markets has had the effect of creating interest in the Company and its Afton Property.

3. Seasonality of Business

Mineral exploration tends to be a seasonal activity, though the location of the Company's principal property, the Afton Project, permits exploration work to be conducted year round. Mining operations would not be subject to seasonal variation.

4. Availability of Raw Materials

Raw materials and chemicals, as well as equipment, used in the finishing of copper and other metal concentrates for market are in ready supply and available at relatively stable prices.

5. Marketing Channels

Copper is a commodity traded internationally on the London Metal Exchange and the New York Mercantile Exchange (COMEX).

If and when the Afton Property came into production, DRC Resources would produce copper concentrates, which are generally marketed under contract to smelters. Contract prices for concentrates are generally based on the London Metal Exchange cash settlement prices. In British Columbia, most mines have marketed their product to Japanese smelters, who have a long history of dealings in this province.

Copper High Grade

(HG, Comex)

Monthly Price Chart

(US $/pound)

DRC Resources does not yet have any contacts for the sale of any concentrates that may in future be produced from the Afton Property. However, under the prior operator of this property, concentrate production went to Japanese smelters, that found the product acceptable. The Company has made contact with a number of Japanese smelters and trading companies, who have expressed interest in the product, if and when available.

6. Dependence on Patents or Proprietary Processes

DRC Resources will not be dependent upon other persons' patents or proprietary processes in order to produce copper concentrates, since conventional, long-established processes and technology are freely available and well understood in the mine engineering and processing fields. However, DRC Resources is considering licensing some new copper recovery processes, provided they offer a cost advantage over conventional plant and systems.

7. Competition

The mineral exploration business is highly competitive. Many mining and exploration companies are much larger and have greater resources than DRC Resources to compete in the search for and acquisition of mineral properties.

DRC Resources will have to compete against large, international producers of copper concentrates in a market that tends to be very volatile.

Some advantage may accrue to DRC Resources from the fact that the concentrates that will result from processing the Afton Property material will tend to have a high copper content (30% to 40%) and be relatively free of penalty impurities. See "Metallurgical Testing" under "Afton Property" in section 4. D. below.

8. Effect of Government Regulation

Mineral exploration in British Columbia, Canada, the geographical area in which the Company's activities are focused, is relatively free of government regulation, except in the area of environmental protection. As an experienced exploration company, DRC Resources has not encountered difficulties in complying with regulations regarding environmental protection.

Mining plans and operations are generally subject to staged permitting requirements that can be very costly and difficult to meet. The area on which the Afton Property is located is under a current mining permit obtained by the previous operator, thereby relieving DRC Resources of some significant trouble and expense in that regard if the exploration programs on the Afton Property are successful in identifying a commercial orebody.

A. Organizational Structure

DRC Resources is an independent resource and mineral exploration company. It has only one subsidiary, Dynamic Resources Corporation Inc., incorporated as such on December 12, 1980 under the laws of the State of Nevada, United States of America.

D. Property, Plant and Equipment

Afton Property

The Afton Property is DRC Resources' principal mineral property. After acquiring an option of the property in 1999, the Company undertook several exploration programs, which culminated in the engagement in 2000 of mine engineering firm, Behre Dolbear and Company Ltd., to review the results of the Company's initial $800,000 diamond drilling program. A February 2001 Behre Dolbear and Company Ltd. scoping (pre-feasibility) study anticipated mine production at 4,500 tons per day, based on the then calculated 25 million ton Indicated Mineral Resource.

Following a further $2,000,000 of diamond drilling in 2001 and 2002, Behre Dolbear were engaged to update their 2001 scoping study, which was received on completion of Behre Dolbear's recommended 2003 infill program drilling program.

The following summary and introduction is a direct extract from a May, 2003 independent resource estimate, as contained in a study entitled "Mineral Resource Estimate for the Afton Copper/Gold Project, Kamloops, B.C." authored by Behre Dolbear Vice-President and Senior Associate, James A. Currie, P.Eng., a Qualified Person.

1.0 EXECUTIVE SUMMARY

DRC Resources Corporation ("DRC") has retained Behre Dolbear and Company Ltd. ("Behre Dolbear") to provide and independent mineral resource estimate and Qualified Person's review and technical Report for the Afton Copper/Gold Project located near Kamloops, B.C. The work entailed estimating the mineral resources of the two deposits that comprise the Afton project in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (the "Technical Reports").

The Afton Copper/Gold Project is located 10 km west of Kamloops, BC, (Figure 1) on the site of the previous Afton Mine operation of Teck Cominco Ltd. ("Teck Cominco"). The property consists of eight, 4-post mineral claims and twenty-four, 2-post mineral claims for a total of 131 units covering 3150 hectares.

The Afton mineral zones are located within the 35 km long Iron Mask Batholith, at the northwest end of the 18 km long Iron Mask Pluton, composed of diorites and gabbros of Upper Triassic age (230-208 Ma). The pluton was emplaced in Upper Triassic strata of the Nicola Group composed of andesitic and basaltic flows, breccias, tuffs, mudstones, argillites, and limestones. After sporadic exploration by numerous mining companies dating from the early 1900s, an economic deposit was delineated at Afton in the early 1970s, culminating in the development of an open pit mine, which was brought into production in 1978. The assumption at that time was that the deposit was a supergene-enriched porphyry type copper deposit, in which surface water percolating down through the rock had oxidized and enriched low grade copper minerals near surface.

Open pit mining operations ceased in 1987, when at a depth of 275 m (900 ft.), supergene native copper, chalcocite and chalcopyrite ores could no longer be economically mined by open-pit methods. Subsequent drilling below the pit bottom indicated higher copper and precious metals grades at depth, which is inconsistent with most porphyry copper deposits, which decrease in grade with depth. Mineralogical and petrographic examination of the deeper mineralization suggests that the Afton deposit might be analogous to a magmatic copper-nickel deposit.

YUKON TERRITORY
NORTHWEST TERRITORY
BRITISH
COLUMBIA
ALBERTA
PACIFIC
OCEAN
U.S.A.
U. S. A.
Cassiar
Fort St. John
Stewart
Smithers
Prince Rupert
Prince George
Revelstoke
Afton Project
Lillooet
Kamloops
Penticton
VANCOUVER
VICTORIA
Legend:
International Boundary
Provincial Boundary
VICTORIA
Major City
Kamloops
Other City, Town
River
Lake
Project Location
AFTON COPPER-GOLD PROJECT
Afton Property Location Map
NTS: 92-I9W/10E
DRC Resources Corporation
Behre Dolbear & Company Ltd.
0 40 200 400 km
Fig.1
Drafting by Marek Mroczek

Recognizing the potential for a high-grade resource amenable to underground bulk mining, DRC acquired the Afton Mine claims in 1999 and have been drilling since that time to locate and define a high grade copper-gold deposit which might be amenable underground bulk mining methods.

In a number of programs from 2000 - 2003, DRC has drilled 90 diamond core holes for a total of 42,450 meters. All except four of these holes were NQ (5 cm drill core) holes with the remainder being BQ (4 cm drill core). All drill hole samples were prepared by DRC personnel under the supervision of a Qualified Person and were shipped to Eco Tech Laboratories Ltd., a certified laboratory, for analysis. DRC employs a comprehensive QA/QC program including the use of standards and internal and external check samples. Behre Dolbear has reviewed the QA/QC program and is of the opinion that it meets or exceeds industry standards.

The mineral resource estimates for the Afton Copper/Gold project were calculated under the direction of Mr. James A. Currie, P. Eng. Industry-accepted methods were used for grade estimation using the method of ordinary kriging. The assays were composited into 10 m down-hole composites. Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill hole composites and geology. Good agreement was observed.

The measured and indicated mineral resources at the Afton Project are presented below for both the Main Zone and the Northeast Zone. Copper equivalent values are used to present the data as grade-tonnage tables. The tables are not meant to imply economic cutoff values but are simply a way of showing the results of a multi-element deposit for a wide variety of cutoffs. Copper equivalent grades were calculated assuming 100% recovery and the following metal prices: Copper $US 0.75/lb, Gold $US 350/oz, Silver $US 4.75/oz and Palladium $US 300/oz.
Table 1.1 Afton Copper/Gold Project Main Zone Measured + Indicated Resource
Cutoff Cu Eq %	Tonnes Cutoff (tonnes)	Grade Cutoff						Contained Product In-situ
		Cu %	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq %	Au Eq (g/t)	Cu (M lbs)	Au (M ozs)
0.10	83,490,000	0.793	0.619	1.965	0.093	1.287	1.891	1,460	1.66
0.20	78,900,000	0.834	0.651	2.068	0.097	1.353	1.988	1,451	1.65
0.30	73,490,000	0.885	0.690	2.194	0.102	1.434	2.107	1,434	1.63
0.40	69,200,000	0.926	0.723	2.298	0.106	1.501	2.205	1,413	1.61
0.50	64,570,000	0.974	0.759	2.416	0.110	1.577	2.317	1,387	1.58
0.60	60,390,000	1.019	0.793	2.528	0.113	1.648	2.421	1,357	1.54
0.70	56,330,000	1.064	0.828	2.642	0.116	1.720	2.527	1,322	1.50
0.80	52,250,000	1.112	0.866	2.761	0.119	1.795	2.637	1,281	1.45
0.90	48,450,000	1.159	0.902	2.881	0.121	1.870	2.748	1,238	1.41
1.00	45,070,000	1.202	0.937	2.997	0.122	1.939	2.849	1,195	1.36
1.20	38,530,000	1.293	1.007	3.242	0.125	2.081	3.058	1,099	1.25
1.40	32,680,000	1.383	1.077	3.492	0.127	2.221	3.263	997	1.13
1.60	27,240,000	1.475	1.149	3.754	0.129	2.366	3.476	886	1.01
1.80	22,190,000	1.571	1.223	4.051	0.132	2.517	3.698	769	0.87
2.00	17,840,000	1.665	1.300	4.352	0.136	2.669	3.922	655	0.75
2.20	13,970,000	1.764	1.379	4.703	0.140	2.827	4.154	543	0.62
2.40	10,770,000	1.864	1.457	5.065	0.143	2.985	4.386	443	0.50
2.60	8,100,000	1.966	1.536	5.441	0.145	3.146	4.623	351	0.40
2.80	6,060,000	2.064	1.609	5.808	0.147	3.297	4.844	276	0.31
3.00	4,360,000	2.173	1.671	6.258	0.150	3.454	5.075	209	0.23
3.20	2,890,000	2.304	1.735	6.797	0.150	3.633	5.338	147	0.16
3.40	2,020,000	2.413	1.784	7.153	0.153	3.782	5.557	107	0.12
3.60	1,250,000	2.542	1.843	7.537	0.161	3.959	5.817	70	0.07
3.80	700,000	2.687	1.928	7.931	0.174	4.172	6.130	41	0.04
4.00	450,000	2.760	2.035	8.024	0.189	4.328	6.359	27	0.03
Table 1.2 Afton Copper/Gold Project Northeast Zone Measured + Indicated Resource
Cutoff Cu Eq %	Tonnes Cutoff (tonnes)	Grade Cutoff						Contained Product In-situ
		Cu %	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq %	Au Eq (g/t)	Cu (M lbs)	Au (M ozs)
0.10	1,200,000	1.106	0.941	6.243	0.096	1.858	2.730	29.26	0.036
0.20	1,200,000	1.106	0.941	6.243	0.096	1.858	2.730	29.26	0.036
0.30	1,200,000	1.106	0.941	6.243	0.096	1.858	2.730	29.26	0.036
0.40	1,200,000	1.106	0.941	6.243	0.096	1.858	2.730	29.26	0.036
0.50	1,200,000	1.106	0.941	6.243	0.096	1.858	2.730	29.26	0.036
0.60	1,200,000	1.106	0.941	6.246	0.096	1.859	2.731	29.26	0.036
0.70	1,190,000	1.109	0.943	6.265	0.096	1.864	2.739	29.10	0.036
0.80	1,180,000	1.114	0.948	6.308	0.097	1.873	2.752	28.99	0.036
0.90	1,140,000	1.132	0.966	6.448	0.099	1.906	2.801	28.46	0.035
1.00	1,080,000	1.161	1.000	6.683	0.104	1.963	2.884	27.65	0.035
1.20	1,030,000	1.183	1.024	6.854	0.107	2.005	2.946	26.87	0.034
1.40	940,000	1.216	1.062	7.101	0.111	2.069	3.040	25.20	0.032
1.60	770,000	1.277	1.152	7.467	0.121	2.200	3.233	21.68	0.029
1.80	640,000	1.323	1.212	7.780	0.129	2.294	3.371	18.67	0.025
2.00	510,000	1.369	1.282	8.209	0.137	2.396	3.521	15.40	0.021
2.20	330,000	1.400	1.441	8.706	0.158	2.553	3.751	10.19	0.015
2.40	210,000	1.395	1.664	8.866	0.183	2.715	3.989	6.46	0.011
2.60	133,000	1.385	1.856	8.688	0.206	2.847	4.183	4.06	0.008
2.80	75,000	1.466	1.916	9.172	0.207	2.974	4.370	2.42	0.005
3.00	30,000	1.386	2.239	7.622	0.253	3.126	4.593	0.92	0.002

2.0 INTRODUCTION AND TERMS OF REFERENCE

DRC Resources Corporation has retained Behre Dolbear and Company to provide an independent resource estimate and Qualified Person's review and Technical Report for the Afton Copper/Gold Project, located in Kamloops, BC.

The work entailed estimating the mineral resource at the Afton Project in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (the "Technical Report"). Mr. James A. Currie, P.Eng., an employee of Behre Dolbear, served as the Qualified Person responsible for preparing this Technical Report. Mr. Currie visited the project site on May 17, 2003 in connection with this report and visited the formerly operating Afton Mine on several occasions during its operating life.

Information and data for the independent resource estimate were obtained from DRC personnel in Vancouver and from the project site in Kamloops. Pertinent geological data were reviewed in sufficient detail to prepare this document

All units in used in this report are in the metric system.

3.0 DISCLAIMER

The basis of this report is a resource estimate undertaken by Behre Dolbear for DRC based on drilling done at the Afton Project between 2000 and 2003. The current report is augmented by reports done by DRC's consultant James J. McDougall P. Eng. in 2001, 2002 and 2003 (McDougall 2000, McDougall 2002, McDougall, 2003). Mr. McDougall is a Qualified Person as defined in NI 43-101and his 2000 and 2002 reports detailing drilling programs and QA/QC programs undertaken at the Afton Project have previously been filed on SEDAR.

Behre Dolbear has visited the site and checked the data in detail. Based on the site visit and data review, it is the opinion of Behre Dolbear that the drilling, sampling, assaying and QA/QC programs meet or exceed industry standards. However, it should be noted that Behre Dolbear did not supervise these programs and as such, relies heavily on the representations of Mr. McDougall.

4.0 PROJECT DESCRIPTION AND LOCATION

The Afton Project is located 350 km (220 miles) northeast of Vancouver and 10 km (6 miles) west of the city Kamloops, in the South-Central Interior of British Columbia, within NTS Quadrangles 92-I-9W/10E. (Figure 1) The property consists of eight, 4-post located mineral claims (Table 4.1) and twenty-four, 2-post located mineral claims (Table 4.2) for a total of 131 units covering 3150 hectares. These claims were staked and recorded between September 1999 and October, 2000.

The claims are now held either directly by DRC or under option to DRC Resources Corporation from Westridge Enterprises Ltd. and Indogold Development Ltd. The status of the mineral claims has been checked through the Vancouver Mining Recorder's Office and according to McDougall (2003) the staking complied with the Mineral Act. There has been no legal survey of DRC's mineral claims beyond that of the main controlling units. (Figure 2).

All of the claims are contiguous and overlie expired mining leases held by the previous owner of the Afton Mine, Teck Corporation (now Teck Cominco Ltd.). In February 2001, the claims were grouped as the "Afton Claim Group" for the purpose of recording exploration work. A "Statement of Work" in the amount of $207,000 was filed and the claim group now has work recorded to a common expiry date of March 8, 2011.

Surface rights within the property are owned either by Teck Cominco Ltd. or by the Crown. Reclamation permits issued by the British Columbia Ministry of Energy and Mines are held in the name of the previous operator, Teck Cominco Limited. All mining and other disturbances caused by Teck Cominco, remains their liability. Any new disturbance resulting from DRC Resource's exploration is the responsibility of DRC Resources (McDougall 2003).

Table 4.1 Afton Copper-Gold Project List of 4-Post Mineral Claims
Claim Name	Record Number	Number of Units	Expiry Date
AFTON 1	372023	20	03/08/2011
AFTON 2	372024	15	03/08/2011
AFTON 3	372025	4	03/08/2011
AFTON 4	372026	4	03/08/2011
AFTON 8	378688	20	03/08/2011
AFTON 9	378689	20	03/08/2011
AFTON 17	378690	12	03/08/2011
AFTON 18	378691	12	03/08/2011
Table 4.2 Afton Copper-Gold Project List of 2-Post Mineral Claims
Claim Name	Record Number	Number of Units	Expiry Date
AFTON 5	372641	1	03/08/2011
AFTON 6	372642	1	03/08/2011
AFTON 7	372643	1	03/08/2011
AFTON 8	372644	1	03/08/2011
AFTON 9	372645	1	03/08/2011
AFTON 10	372646	1	03/08/2011
AFTON 11	372647	1	03/08/2011
AFTON 10	378686	1	03/08/2011
AFTON 11	378687	1	03/08/2011
AFTON 19	379304	1	03/08/2011
AFTON 20	379305	1	03/08/2011
AFTON 25	379306	1	03/08/2011
AFTON 26	379307	1	03/08/2011
AFTON 27	379308	1	03/08/2011
AFTON 28	379309	1	03/08/2011
AFTON 29	379310	1	03/08/2011
AFTON 30	379311	1	03/08/2011
AFTON 31	379312	1	03/08/2011
AFTON 33	378963	1	03/08/2011
AFT 6	382517	1	03/08/2011
AFT 7	382518	1	03/08/2011
AFT 8	382519	1	03/08/2011
AFT 9	382520	1	03/08/2011
AFT 10	382521	1	03/08/2011

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The Afton Property is located on the south side of the Thompson River Valley, about 10 km west of Kamloops city center. The Trans-Canada Highway passes through the middle of the property, just west of its junction with Highway 5 (the Coquihalla Highway). Access is by mine-site roads off the Trans-Canada Highway. DRC has entered into access agreements with Teck Cominco Limited to cross that portion of their private land that lies within the DRC claims

Kamloops has an airport with daily air service from Vancouver and Calgary. Railroads belonging to both Canadian National and Canadian Pacific Railways service Kamloops, with a line belonging to Canadian National crossing the northern portion of the property.

5.2 Climate

Afton is located in the South-Central Interior of British Columbia which is characterized by warm summers where temperatures can reach 38 degrees C and cool winters where temperatures hover around the freezing mark. During the winter, short periods of cold weather can occur, where temperatures can drop to as low as -29 degrees C.

The Kamloops area is in the rain shadow of the Coast Mountains and the climate is classified as semi-arid. Precipitation is minor, averaging about 257 mm annually (of which 175 mm is rainfall) with light winter snow and infrequent rain in the Spring and Fall.

5.3 Local Resources and Infrastructure

Kamloops is a major transportation hub for highway, air and the railroad facilities and forestry, ranching, mining, and tourism are the most important economic activities in the area.

The proximity of Kamloops is considerable importance to the Afton Project. It is a natural resource-based city of 80,000 people with the Weyerhaeuser pulp mill and the nearby Highland Valley Copper Mine being significant local employers. There is positive support for mining activities and a local abundance of skilled workers.

Major utilities and mine infrastructure are readily accessible and available. Electric power from the main grid feeding Kamloops is linked to the old mine sub-station, and a pipeline is used to transport water 4 km from Kamloops Lake at a point adjoining the Canadian Pacific Railway at 343 meters (1100 ft) elevation. A natural gas pipeline crosses the mine site. The Afton mill, workshop, office, assay-lab, and administration buildings, now owned by Teck-Cominco, remain intact also. The Afton Mines tailings pond is located nearby and is capable of expansion.

All sites are encircled by wire-fences and locked gates.

5.4 Physiography

The Afton site has rolling topography with elevations ranging from 790 meters ASL to approximately 340 Meters ASL at the Thompson River, with the elevation of the old Afton mill being approximately 700 meters ASL. The most significant features are the Afton and Pothook open pits.

The Thompson River (which widens into Kamloops Lake) is located along the northern periphery of the claim group.

Vegetation is typical of the semi-arid climate, consisting of grasslands, sagebrush and sparse groves of widely spaced pine trees.

6.0 HISTORY

The first documentation of mineralization in the area was in 1898, when an English company sunk a 100 m shaft near the current Pothook Pit. Other local mines of that time were the Iron King mine to the east of Afton and the Copper King to the northwest. The Iron Mask operated sporadically from 1903 to 1927.

In 1949, a local prospector named Axel Bergland staked 8 claims over the Pothook workings and called them the Afton property. In 1951 Kennco Explorations (Kennecott Copper Corp) optioned the claims and drilled 12 holes near the Pothook shaft in 1952 before dropping its option. Other exploration programs were conducted by Graham-Bousquet Gold Mines in 1956-57, Noranda in 1958, and New Jersey Zinc in 1960. All of these companies dropped their option after encountering limited success.

In 1964, Chester Millar became interested in the property while he was working as a drilling contractor on a nearby property. Millar persuaded a company called Colonial Mines to begin percussion drilling around the Pothook shaft, but this program was terminated after 11 holes. Millar formed a private company called Afton Mines Ltd. to continue work and staked more claims adjacent to the Trans Canada Highway. Another 30 holes were drilled and an induced polarization survey was conducted.

Afton Mines Ltd completed a public offering in 1969 and in 1970, drilled a hole which intersected 170 ft. (52 m) of 0.4% copper in what ultimately became the Afton open pit. In 1970-71 both Duvall Corporation and Quintana Minerals held options on the property, but both dropped their option by August, 1971. Millar's Afton Mines Ltd decided to proceed alone and continued to outline the Afton orebody.

Canex Placer Ltd. (now Placer Dome Inc.) entered into an option on the property in 1972. Also, in 1972, Teck Corporation (now Teck Cominco Ltd) and an affiliate company Iso Mines Ltd. acquired an equity interest in Afton Mines Ltd. through stock market transactions. Between 1970 and 1973, more than 150,000 ft. (46,000 m) of drilling was done at the Afton property. In May 1973 Teck Corporation and Iso Mines Ltd. reached an agreement with Canex Placer, whereby Canex Pacer relinquished its rights to the property for $C 4.0 million.

From 1973 to 1975, detailed engineering and pilot plant studies were conducted which culminated in a production decision in October, 1975.

Production commenced from the Afton open-pit in late-1977 with the mine having a stated reserve of 34 million tons (30.8 million tonnes) of 1% copper, 0.016 oz/t (0.58 g/t) gold, and 0.12 oz/t (4.2 g/t) silver. From 1978 to 1987, 24 million tons (21.8 million tonnes) of predominately supergene native copper and chalcocite, with minor covellite and chalcopyrite were mined from the Afton pit at an overall grade of about 1% copper. Final pit dimensions were 1000 meters long by about 900 meters wide by 290 meters deep. The Afton mill operated until 1997, processing ores from various deposits in the vicinity including the Ajax and Pothook.

Based on two holes drilled in 1973 and geological knowledge gained over the years of operation, Afton engineers recognized the occurrence of southerly dipping southwest-trending primary mineralization at depth, and drilled five holes in 1980 beneath and to the southwest of the pit floor to test this zone.

Afton's 1980 Annual Report stated: "Five deep diamond drill holes were drilled to test the continuity of the ore zone beneath the open pit. As a result of these holes and the two drilled in 1973, underground reserves have been calculated at 6,500,000 tons grading 1.55% copper, 0.047 ounces gold and 0.20 ounces silver. The deepest hole penetrated the zone 2,000 feet below surface or 1,100 feet below the final pit. The ore zone is open at depth."

In 1981 a feasibility report on the proposed underground project was completed but the project was subsequently shelved.

In 1999 the mining leases at Afton held by Teck Cominco expired and Westridge Enterprises Ltd. and Indogold Development Ltd. staked the claims covering the area of these mining leases. The located claims were subsequently optioned to DRC Resources Corporation and the Company staked additional claims on its own account.

In an effort to confirm the previous "underground-mineable" resource stated by Teck, DRC Resources conducted an initial diamond drill exploration program in year 2000 in the Afton Pit area. During the period from April to December 31, 2000, DRC completed 9,320 meters (30,575 ft) in 21 NQ diamond drill holes from set-ups on the 490 m and 640 m bench near the southwest pit-rim.

The 2000 diamond drilling traced the mineral zone for 365 meters (1200 feet) along strike, indicating an average true width of about 76 meters (250 feet). The zone was intersected for at least 305 meters (1000 ft) below pit bottom. The drilling-indicated attitude of the mineral zone appeared to be a continuous northeast trending, steeply southeast dipping structure. DRC drilling confirmed that the Main Zone dipped from 75 degrees to 85 degrees easterly and that the early Afton holes (Carr, 1976) paralleled the actual strike rather than representing the dip of the deposit.

With the 2000 drill results, DRC retained Behre Dolbear and Company ("Behre Dolbear") in February 2001 to prepare a scoping study to examine the potential economics of an underground operation at Afton. The scoping study indicated that the project had robust economics, which led to DRC continuing to drill to further delineate the mineralized zone. In various programs from the initial program in 2000 through April 2003, DRC has drilled 90 diamond core holes for a total of 42,450 meters (139,272 ft.)

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The geological setting of the Afton mineral zone is described in detail by Carr and Reid (1976). Rocks of the Paleozoic, Mesozoic and Cenozoic eras outcrop near Kamloops, but the unit with the most economic significance is the Upper Triassic Nicola Volcanic Group and its sub-volcanic dioritic intrusion, the Iron Mask Batholith. The Afton mineral zone occurs at the northwestern extremity of the Iron Mask Batholith, immediately south of a deep graben structure that developed in post-Tertiary time as part of the Coast Mountains orogeny, and which was the focus of vigourous sedimentation and volcanism in Tertiary times.

The Iron Mask Batholith is a lenticular, composite sub-alkaline to alkaline intrusion, approximately 18 km in length, striking in a northwesterly direction. Petrology of the Iron Mask Batholith ranges from picrite and serpentinite to latite porphyry. Outcrops of individual petrographic units are generally elongate in a northwesterly direction parallel to the axis of the pluton. The Iron Mask Batholith represents the core of an ocean fissure volcano, which built up an island flanked by shallow-water sediments including reef knolls and which during its later stages intruded its own volcanic pile.

The Afton mineral zone occupies the northwestern tip of a zone of abundant magnetite veining developed along the longitudinal axis of the Iron Mask Batholith. An extensive pyrite halo lies south and west of the mineral zone, overlapping slightly onto the southwest sector of the mineral zone. Copper mineralization at Afton is contained in the early Jurassic-aged Cherry Creek Unit, a sub-unit of the Iron Mask Batholith.

7.2 Local Geology

(From McDougall, 2003)

The Afton Deposit lies within heavily altered syenitic micro-diorite. The upper 200 meters (650 ft) of the deposit that was mined in the open-pit hosts secondary minerals defined by native copper commonly accompanied by chalcocite and cuprite. Contact with the primary (hypogene) sulphide zone occurs (as described by Carr) at the extreme western end of the secondary mineral body at about 400 meters (1312 ft) (ASL) elevation where bornite and chalcopyrite, with or without minor chalcocite and native copper, occur in what DRC geologists believe to be a southwest-trending structurally controlled zone. This occurrence of primary mineralization is now covered with pit water.

The primary zone contains the same dominant rock types as does the secondary (supergene) zone - namely a well-fractured mineralized micro-diorite, but is fresher in appearance. Microscopic studies reveal that large sections of the intrusion in which albite feldspar is a main constituent have altered to light brownish ankerite (an iron-magnesium carbonate). The source of the magnesium is unknown but a sizable picrite or picritic basalt to which it may be related occurs in the southwest extremity of the pit. Sub-vertical 1-5 meter thick dykes of picrite occur parallel to the southeast contact of the mineral zone. The picrite body increases to 70 meters (230 ft) in width to the southwest, and appears to dip -80 degrees southeasterly. A narrow outcropping picrite dyke related to this body parallels the Main Zone on surface for 200 meters (656 ft) and appears to parallel the hanging wall of the deeper deposit itself. As such, it is important as it presents drilling difficulties due to minor asbestos content.

Dykes that have been field classified as pale green aphanitic "latite" occur sparingly through the southern portion of the deposit, often related to (and paralleling) the picrite. Thicknesses range up to 20 meters.

7.3 Deposit Type

(From McDougall, 2003)

Prior to DRC's involvement in the project, the industry-accepted geological model for the Afton deposit was that of an alkali intrusive-related copper-gold porphyry system similar to other south-central British Columbia deposits such as Ingerbelle and Mt. Polley. The higher gold content distinguishes it from the more common copper-rich porphyry deposits such as those at Highland Valley.

Geological mapping and diamond drill-core analysis by DRC suggests that the deep Afton deposit currently being tested is not a typical porphyry system as there is no concentric zoning of alteration envelopes, and the mineralization is not entirely concentrated along fractures but is also finely disseminated throughout the host micro-diorites/monzonites; the latter readily identified by the presence of coarse potassium feldspars and ankerite alteration.

The Afton Main Zone appears in large part to be a fault-controlled high-temperature and high-pressure, late-magmatic deposit, with fine-grained copper-gold mineralization disseminated throughout the 80 to 130 meter-wide fault zone. In the northeast portion of the deposit, secondary chalcocite and native copper precipitation appear to have resulted from groundwater movement, but portions of the areas of low-grade, disseminated native copper present might be interpreted otherwise.

Kamloops Lake
Kamloops Airport
Thompson River
Mineral Claim Boundary
Tv
Crescent Open Pit
Afton Open Pit
Mill
Pothook Open Pit
Tailings Pond
AFTO
D
Be
May 200

Drafting by Marek Mroczek, Min. Eng. (After McDougall 2003)

7.4 Mineralization

(From McDougall, 2003)

Diamond drilling from 2000 through 2003 has outlined a steeply easterly dipping, southwest plunging, tabular shaped copper-rich deposit, extending southwest from the abandoned Afton open pit. It is referred to in this report as the "Afton Main Zone", or "Main Zone" (see Figures 6, 7 and 8). It averages 800 meters (2625 ft) in length, approximately 90 meters (295 ft) in width and extends vertically at least 300 meters (980 ft). It is open to the southwest but appears partially ‘fragmented' in certain areas to the north. Drilling in the northeast portion of the Main Zone reveals the presence of at least three other smaller, southeasterly dipping mineralized zones, which may possibly be en-echelon fault offsets. This confirms observations by Carr (1976) that (within the supergene zone) separate southeasterly dipping mineralized bands are present. The largest of these smaller zones is 30 meters wide by 250 meters long.

In the northeastern part of the Main Zone, fractured and incompetent diorites and monzonites host copper mineralization consisting of bornite, chalcocite and chalcopyrite, with minor native copper. Proceeding to the southwest, the diorites and monzonites become more competent and the copper mineralization consists predominantly of chalcopyrite. In fact, over 99% of 2001 and 2002 drill intersections in the southwestern portion of the Afton Main Zone consist of primary disseminated chalcopyrite, which is considered hypogene based on the presence of solid solution features. Pyrite occurs as a "halo" in concentrations up to 6% in the wallrock on both sides of the mineral zone and within the 200 meter (650 ft) long "chalcopyrite only" southwest section. Native copper occurs in narrow-fault structures along the hanging-wall (east) contact of the northeast section, but becomes extremely rare to the southwest. In the last 300 meters (984 ft) of the southwest half of the Main zone no native copper was recorded in drill core.

The northeast portion of the mineral zone is moderately fractured in the 3 to 9 meter (10 to 30 ft) hanging-wall portion of the overall zone while being noticeably more competent in the more heavily mineralized central-section. Towards the southwest the mineralized micro-diorite host-rock becomes harder and more competent in both the hanging-wall and central portion of the zone. Numerous clay or gouge sealed fractures together with surprisingly competent "micro-faults" are present in much of the Afton Main Zone core. Faults, fractures, and fault gouge decrease to the southwest and gouge in particular, is rare in the southwest 400 meters (1310 ft) of the Main Zone as recently tested.

The northeast half of the Afton Main Zone is bounded on the southeast side by a well defined 0.6 to 2 meter (2 to 7 ft) wide pebble-breccia conglomerate-like unit which is the southeastern hanging-wall mineral zone cut-off. The foot-wall contact zone exhibits a gradational mineralogical change from chalcopyrite in the mineral zone to 'pyrite' only' in the foot-wall unmineralized rocks. Similar material was described by Carr (1976) within the open pit and its relation to the main ore control may be important.

On the northwest (foot-wall) side of the higher grade sections in the Northeast Zone, observed in 2K01-28 and 29, a 6 to 76 meter-wide (20 to 250 ft) "halo" of low grade (+/- 0.2 - 0.5% Cu) is present. This appears a distinctly anomalous situation where extensive but sub grade disseminated native copper occurs considerably deeper than the local primary copper mineralization. However as mapped by Carr and Reed (1976), a "wrap around" zone of secondary mineralization and alteration engulfs unaffected primary material, probably guided by major faults extending to depth. Thus locally, extensive secondary mineralization can occur deeper than the primary mineralization; otherwise, some of the native copper may be hypogene in origin.

Copper minerals present range from disseminated chalcopyrite and bornite together with native copper and chalcocite northeast of hole 2K-21, to disseminated chalcopyrite with only very minor isolated bornite and no native copper or chalcocite southwest of hole 2K-21. Drill holes 2K-1 to 5 intersected "sooty" chalcocite with fracture-controlled clots, plates, and rare (late) fracture fillings of native copper together with disseminated fine-grained chalcopyrite and bornite in wide intermittent bands which increase in frequency deeper in the holes. Holes southwest of 2K-21 consist almost entirely of fine-grained chalcopyrite with only very minor intermittent bornite and no chalcocite or native copper. The amount of chalcopyrite mineralization varies from minor to heavily disseminated to semi-massive.

Free gold was identified in a microscopic field examination of cores from two drill holes, 2K-5 (353.2-361.8 m) and 2K01-32 (50.3 -50.7 m) and was photographed in polished sections, where it occurred within chalcopyrite in 2K01-46, and within bornite in 2K01-38. Higher palladium values in some areas appear associated with unusual reddish-tinted feldspars. As earlier noted, core lengths up to 3 meters (10 ft) grading 7.19 g/tonne (0.23 oz/ton) Pd, have been obtained associated with chalcopyrite, particularly in the southwest section. Compilations involving 40 drill holes showed assays ranging as high as 0.48 g/tonne (0.015 oz/ton) palladium across 75 meters (246 ft).

Minor magnetite, partly altered to hematite in oxidized areas near surface, is present outside the main mineral zone, however neither pyrite nor magnetite occur in quantity within the main mineral zone except for weakly disseminated sections in the southwest chalcopyrite zone. Non-metallics, in addition to earlier described feldspars and various carbonate combinations, include chlorite and serpentine, the latter possibly derived from olivine-associated picritic basalt mapped on surface and intersected in drill holes." [End of extract from Behre Dolbear and Company Ltd. Technical Report]

Note: The full text of the Behre Dolbear and Company Ltd. Technical Report from which the above extract is taken is available for viewing on SEDAR. In addition, a summary extract may be viewed on the Company's website: www.drcresources.com , from which there is a direct link to SEDAR.

Afton Open Pit
N
Mill Site
Lake
Copper-Gold Mineral Zone
AFTON COPPER-GOLD PROJECT
MINERAL ZONE 0.5% CU CUT OFF
DRC Resources Corporation
Behre Dolbear & Company Ltd.
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Fig. 6
Created by Marek Mroczek on Surpac Vision Software.
Technical illustration based on current drilling, subject to revision.
(After McDougall 2003)
May 2003

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AFTON COPPER-GOLD PROJECT

MINERAL ZONE 0.5% CU CUT-OFF

Longitudinal View

DRC Resources Corporation

Behre Dolbear & Company Ltd.

Fig. 7

Created by Marek Mroczek on Surpac Vision Software.

(After McDougall 2003)

Technical illustration based on current drilling, subject to revision.

May 2003

Encumbrance - Option to acquire Afton Property By Option to Purchase Agreement ("the Option") dated September 22, 1999 DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 - 11, incl. mineral claims, Record Nos. 372023 - 372026 incl. and 372641 - 372647 incl. (the "Original Claims") as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the President and CEO of the Company, and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist. The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:
Due Date(1)	Option Payment	Status	Exploration ($)	Status
On regulatory approval	1,000,000 Shares	Paid
Year 1 (2000)	-		400,000	Performed
Year 2 (2001)	200,000 Shares	Paid	600,000	Performed
Year 3 (2002)	200,000 Shares	Paid	1,000,000	Performed
Year 4 (2003)	200,000 Shares		1,000,000	Performed
Year 5 (2004)	200,000 Shares		1,000,000
Year 6 (2005)	200,000 Shares		1,000,000
Year 7 (2006)			500,000
Year 8 (2007)			500,000
Year 9 (2008)			500,000
TOTALS	2,000,000 Shares		6,500,000

Note: (1) The initial option payment was due and paid following acceptance of the filing of the Formal Option by the governing regulatory body, the Canadian Venture Exchange. Subsequent option payments are due to be paid in full on or before the anniversary of the Due Date on November 10th in all future years unless otherwise agreed upon by both parties.

While the mineral claims comprising the Afton Property have been transferred into the name of DRC Resources, title is subject to reverting to the optionors if the Option is not exercised according to its terms.

On June 27, 2002 DRC Resources acquired an option exercisable on or before December 1, 2010 to purchase the said optionors' 10% Net Profit Royalty for a cash consideration of $2 million and the Option was amended by removing the exclusive right of the optionors to act as the operators of the Afton Property.

Status of land tenure and terms for maintaining mineral rights DRC Resources did not acquire, and does not own, any surface rights to the area covered by the mineral claims comprising the Afton Project property. Certain surface areas of the Afton Property are owned by the former operator of the mine, by the British Columbia government and other private owners. The surfaxe area occupied by the present Afton mineral zone is on "crown land" (British Columbia government owned land). DRC Resources does not own the surface of lands that would provide the easiest access to the resource. However, if the owner of the lands denies DRC Resources access to explore, develop or commence production from the Afton Property, DRC Resources could use a less convenient and somewhat more costly access over Crown (government owned) lands. Alternatively, DRC Resources could make application to the gold commissioner to settle any dispute with the owner and, if necessary, to the Mediation and Arbitration Board as provided by the Mineral Tenure Act, British Columbia for an order as to the terms of entry, taking of right of way, use or occupation, and the security, rent and compensation to be paid to the owner therefor.

The Option requires DRC Resources to maintain the mineral claims in good standing, which under the Mineral Tenure Act, British Columbia requires certain minimum work to be carried out each year. Work done to date has caused all the mineral claims comprising this property to be in good standing until at least March 8, 2011. Sufficient work has been completed by DRC Resources to maintain the Option in good standing until November 10, 2004.

Environmental legislation to which the property is subject Use of the surface is governed by the Waste Management Act, S.B.C. 1982, c.41 as amended by Waste Management Act, 1993, S.B.C. 1993, c.25, under which an "owner" includes a person who is in possession or, has the right of control of, occupies or controls the use of the property. Liability is absolute, retroactive and joint and several and applies despite the fact that a contaminating substance was introduced to the environment in compliance with legislation and permits in effect at the time of introduction. The effect could be to render DRC Resources liable for a waste or contaminant deposited or permitted to escape by a previous owner, subject to a government appointed "manager" apportioning responsibility. The previous operator has carried out a successful reclamation program.

Material Plans for Property Exploration DRC Resources' current exploration program is designed to carry out infill drilling that will enable the Company's principal engineering consultants to confirm continuity of the mineral grade in the 1,000 metre (3,300 foot) mineral zone of the Afton Project. To date approximately $3.2 million has been spent in defining an Indicated Mineral Resource of 37.7 million tons grading 2.32% copper equivalent. The 2003 infill diamond drilling program, recommended by the Company's mine engineering consultants, Behre Dolbear & Company Ltd., began in March 2003 and completed at a cost of approximately $300,000 by May 31, 2003. The program is being paid for out of working capital. The infill drilling program results will be used to update the February 2001 Behre Dolbear and Company Ltd. scoping (pre-feasibility) study that anticipated mine production at 4,500 tons per day, based on the then calculated 25 million ton Indicated Mineral Resource. The Behre Dolbear & Company Ltd. update is expected to be completed by June 30, 2003 at an estimated cost of $200,000.

Description of Access Physical access to the property off the main highway is by mine-site roads on private and crown lands. By Access Agreement dated April 7, 2000, subsequently extended from time to time, between DRC Resources and Afton Operating Corporation, the owner of the surface rights ("the lands"), DRC Resources was given the right to enter upon the lands of the former operator of the Afton Mine to conduct exploration. The Access Agreement requires DRC Resources to compensate the owner for damage to disruption or damage to any surface facilities, to reclaim areas disturbed by DRC Resources' operations, to post bond (which was done) against any failure to reclaim, to be responsible for any hazardous substances introduced to the lands and to insure (which has been done) and indemnify the owner against liabilities arising from any activities of DRC Resources in and about the lands. Less convenient access is available to DRC Resources over crown owned (government) land.

Kamloops Lake
Kamloops Airport
Thompson River
Tv
Trans-Canada Highway
Coquihalla Highway
Afton Open Pit
Crescent Open Pit
Pothook Open Pit
Tailings Pond
River, Creek
Lake
Railway
Road
N
Tv
Tertiary Volcanics
Cherry Creek Diorite and Monzonite
Potassic Alteration
Pothook Diorite
Magnetite Veins
Sugarloaf Diorite
Picrite Diorite
Nicola Volcanics (minor Sed. Rocks)
Fault
Claim Boundary
Outline of Open Pit
AFTON 2000 PROJECT
Afton Geology Map
DRC Resources Corporation
(CDNX - DRC)
0
1000
2500 Metres
0
3000
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8202 Feet
www.drcresources.com
drcresources@uniserve.com
October, 2000

Technical Reports The Behre Dolbear and Company Ltd. Technical Report of May, 2003 includes references to and data from the following reports received by DRC Resources:

Petrographic Examination of Rock Samples from the Afton Mine Area, B.C.

Harris Exploration Services, December 8, 2000

Flotation Studies, Afton Deposit. Process Research Associates Ltd., February 23, 2001.

Petrographic Studies of Core Samples from the Southwest Zone, Afton Deposit, Harris Exploration Services, December 30, 2001.

Diamond Drill Progress Report on the Afton Mine Property. J.J. McDougall, P.Eng., January 24, 2001

Scoping Study on the Afton Mines Project. Behre Dolbear & Company, Ltd. February, 2001

2000 and 2001 Diamond Drill Exploration Report and Mineral Resource Study Afton Copper-Gold Project. J.J. McDougall, P.Eng., April 17, 2002

2000, 2001, 2002 Diamond Drill Exploration Report and Mineral Resource Study Afton Copper-Gold Project, J.J. McDougall, P. Eng., March 10, 2003

Ajax-Python Property

Geographic location and title status This property consists of two groups totaling 72 mineral claims located and recorded under the Mineral Tenure Act of British Columbia and 5 crown grants, all claims of each group are contiguous, though the two groups are not contiguous and both are situate in the Kamloops Mining Division within NTS map sheet 921-9W/10E of British Columbia, is situate 10 km (6 miles) southeast of the Afton Copper-Gold Property and 10 km (6 miles) south of Kamloops, British Columbia.
PYTHON claims group			PYTHON claims group continued
Claim Name	Record Number	Expiry Date	Claim Name	Record Number	Expiry Date
Python No. 3	220083 (13887)	Sept. 26, 2004	Regina #1 Fr.	221484 (122400)	Sept. 26, 2004
Python No. 4	220084 (13888)	Sept. 26, 2004	Fay 1 Fr.	221488 (123081)	Sept. 26, 2004
Python No. 5	220085 (13889)	Sept. 26, 2004	Fay 2 Fr.	221489 (123082)	Sept. 26, 2004
Python No. 6	220086 (13890)	Sept. 26, 2004	Nancy Fr.	221614 (128701)	Sept. 26, 2004
Python No. 8 Fr.	220088 (13892)	Sept. 26, 2004	Horse Fr. #3	221615 (128702)	Sept. 26, 2004
Python No. 15	220089 (13889)	Sept. 26, 2004	Bear Fr.	221616 (128703)	Sept. 26, 2004
Python No. 16 Fr.	220090 (13900)	Sept. 26, 2004	Hat Fr.	221617 (128704)	Sept. 26, 2004
Cub No. 9	220091 (13903)	Sept. 26, 2004	Plane 18 Fr.	221618 (128706)	Sept. 26, 2007
Cub No. 10	220092 (13904)	Sept. 26, 2004	Plane 19 Fr.	221619 (128707)	Sept. 26, 2006
Cub No. 3	220093 (13907)	Sept. 26, 2004	Shock Fr.	221620 (128708)	Sept. 26, 2006
Cub No. 4	220094 (13908)	Sept. 26, 2004	Horse Fr. #1	221621 (128709)	Sept. 26, 2004
Cub No. 5	220095 (13909)	Sept. 26, 2004	Horse Fr. #2	221622 (128710)	Sept. 26, 2004
Cub No. 6	220096 (13910)	Sept. 26, 2004
Dot No. 2	220167 (15701)	Sept. 26, 2004	Python Crown grants
Dot No. 3	220168 (15702)	Sept. 26, 2004	Name	Lot Number
Dot No. 5	220169 (15704)	Sept. 26, 2004	Lost Chord	2561
Pye 1 Fr.	220261 (34165)	Sept. 26, 2004	Python #2	2562
Pye No. 5 Fr.	220264 (34168)	Sept. 26, 2004	Noonday	2563
Pye No. 7	220266 (34170)	Sept. 26, 2004	Copperhead	2564
Pye No. 8	220267 (34171)	Sept. 26, 2004	Python	2565
Jet No. 1	220268 (34172)	Sept. 26, 2006
Jet No. 2	220269 (34173)	Sept. 26, 2006	AJAX claims group
Jet No. 3	220270 (34174)	Sept. 26, 2006	Claim Name	Record Number	Expiry Date
Jet No. 4	220271 (34175)	Sept. 26, 2006	AJAX 1	369651 (107082)	Sept. 26, 2007
Jet No. 5	220272 (34176)	Sept. 26, 2006	AJAX 2	369652 (107082)	Sept. 26, 2007
Line No. 1	220273 (34177)	Sept. 26, 2004	AJAX 3	369653 (107082)	Sept. 26, 2007
Line No. 2	220274 (34178)	Sept. 26, 2004	AJAX 4	369654 (107082)	Sept. 26, 2007
Line No. 3	220275 (34179)	Sept. 26, 2004	AJAX 5	369655 (107082)	Sept. 26, 2007
Line No. 4 Fr.	220276 (34180)	Sept. 26, 2004	AJAX 6	369656 (107082)	Sept. 26, 2007
Jet No. 6	220297 (34202)	Sept. 26, 2007	AJAX 6	380892 (114728)	Sept. 26, 2007
Jet No. 7 Fr.	220298 (34203)	Sept. 26, 2007	AJAX 7	380893 (114728)	Sept. 26, 2007
Jet No. 8	220299 (34204)	Sept. 26, 2006	AJAX12	380894 (114728)	Sept. 26, 2007
Jet No. 9	220300 (34205)	Sept. 26, 2006	AJAX 13	380895 (114728)	Sept. 26, 2007
Jet No. 10	220323 (34228)	Sept. 26, 2007	AJAX 14	380896 (114728)	Sept. 26, 2007
Jet No. 11	220328 (34294)	Sept. 26, 2006	AJAX 15	380897 (114728)	Sept. 26, 2007
Jet No. 12	220329 (34295)	Sept. 26, 2006	AJAX 16	380898 (114728)	Sept. 26, 2007
Jet No. 13	220330 (34296)	Sept. 26, 2006	AJAX 17	380899 (114728)	Sept. 26, 2007
Jet No. 14 Fr.	220331 (34297)	Sept. 26, 2006	AJAX 18	380900 (114728)	Sept. 26, 2007
Jet No. 15	220332 (34298)	Sept. 26, 2006	AJAX 19	380901 (114728)	Sept. 26, 2007
Jet No. 16 Fr.	220333 (34299)	Sept. 26, 2006
Jet No. 17	220334 (34300)	Sept. 26, 2006
Top No. 1	220335 (34301)	Sept. 26, 2004
Top No. 2 Fr.	220336 (34302)	Sept. 26, 2004
Top No. 3 Fr.	220337 (34303)	Sept. 26, 2004

Acreage The 72 claims comprising this property cover an area of 4,500 acres.

Percentage ownership DRC Resources owns all (100%) interest in the property.

Royalty agreement By arm's length, letter agreement dated February 22, 1996 DRC Resources acquired the exclusive option from Par Five Equities Ltd. to purchase all (100%) interest in the Python claims group consisting of 67 mineral claim units and 5 crown granted mineral claims in the Kamloops Mining Division, British Columbia for 100,000 Common Shares of DRC Resources at a deemed $0.50 per share and subject to a 2% retained net smelter return royalty in favour of the vendor. DRC Resources exercised the purchase option by issuing the share consideration on May 21, 1996 and the mineral claims have been transferred to DRC Resources. There are no other obligations to the optionor, who also granted DRC Resources the right to purchase at any time the 2% net smelter royalty for a total purchase price of $100,000 payable in cash and/or shares of DRC Resources. DRC Resources has not exercised the option to purchase the net smelter royalty.

Status of land and claims tenure Subsequent to the acquisition of the Python claims group, several claims were allowed to lapse or were abandoned and relocated and additional claims staked so that DRC Resources now holds the 72 claims and 5 crown granted mineral claims above described, including 16 contiguous Ajax mineral claims covering the area between the two Ajax open-pits, staked by DRC Resources when the mineral rights previously held by Afton Mines Ltd. became available for staking in 1999.

DRC Resources did not acquire, and does not own, any surface rights to the area covered by the mineral claims and crown granted mineral claims comprising the Ajax-Python Property

Environmental legislation to which the property is subject Use of the surface is governed by the Waste Management Act, S.B.C. 1982, c.41 as amended by Waste Management Act, 1993, S.B.C. 1993, c.25, under which an "owner" includes a person who is in possession or, has the right of control of, occupies or controls the use of the property. Liability is absolute, retroactive and joint and several and applies despite the fact that a contaminating substance was introduced to the environment in compliance with legislation and permits in effect at the time of introduction. The effect could be to render DRC Resources liable for a waste or contaminant deposited or permitted to escape by a previous owner, subject to a government appointed ‘manager' apportioning responsibility. The previous operator has carried out a successful reclamation program in respect of the Ajax property group.

Material Plans for Property Exploration The Company does not plan a significant program on this property. Sufficient exploration work will be done to keep the property in good standing year to year. The annual cost of maintaining title is approximately $10,000 per year in assessment work, including statutory work requirements and filing fees.

Python Mineral Claims

N
BRITISH
COLUMBIA
LOCATION MAP
Cassiar
Stewart
Fort St.John
Smithers
Prince Rupert
Terrace
Queen Charlotte Islands
Prince George
Williams Lake
Lillooet
Revelstoke
Merritt
Princeton
Penticton
Nelson
Castlegar
Trail
Port Hardy
Vancouver Island
Victoria
UNITED STATES
0 100 200 300

DRC RESOURCES CORPORATION

LOCATION MAP

PYTHON MINERAL CLAIMS

KAMLOOPS MINING DIVISION

Lipsett Lake Prospect

Geographic location This property, consisting of 11 units under single unpatented claim Number P1229896, is located in Timmins Township on the north shore of Lipsett Lake approximately 48 km southeast of Timmins, Ontario.

Acreage This property covers 440 acres.

Percentage ownership The Company holds all (100%) direct interest in this claim.

Details of Acquisition This claim was purchased outright at arm's length from John Ball for $15,000 on October 20, 1997, free and clear of any encumbrance or royalty.

Status of tenure This claim is in good standing until October 14, 2006.

Legal impediments DRC Resources is aware of no legal impediments or challenges to its title to this claim.

Environmental legislation to which the property is subject This property is subject to environmental legislation and regulations governing exploration and development in the Province of Ontario.

Geological setting The property is underlain by a sequence of north-south trending meta-volcanic rocks in contact with the Kasba Lake intrusive body on the east.

History of Exploration The property has no known history of exploration.

Exploration Carried out by the Company In May 1998 DRC Resources carried out prospecting, a geophysical survey and mapping, which was followed up by a 291 meter diamond drill program to test the meta-volcanic sequence for polymetallic massive sulphide mineralization that is characteristic of a similar geologic setting to the north of the property. No economic metal values were found in the disseminated sulphide mineralization intersected in the test holes.

Reserves The property contains no known orebody or mineral reserves.

Material Plans for Property Exploration DRC Resources has no immediate plans to carry out exploration of this property, though it intends holding the property.

]

To Timmins
St. Andrews
Aquarius Mine
GOLDEN KNIGHT OPTION
Matheson
Allerston
Moose Lake
NIGHT HAWK LAKE
Hoss Mine
MACKLEM TWP
BOND TWP
CURRIE TWP
BOWMAN TWP
HISLOP TWP
FALCONBRIDGE OPTION
CROSS LAKE MINERALS
NEW DISCOVERY
CLS97-16
33 metres grading
6.71% Zn 1.86% Pb
215.44g/t Ag 0.16% Cu
Gross Metal Value=
$US 131.36 per ton
DRC RESOURCES CORPORATION
100%
THOMAS TWP
SHERATON TWP
DRC RESOURCES CORPORATION
100%
BLACKSTOCK TWP
TIMMINS TWP
ROYAL OAK OPTION
Watabeag Lake
Radisson Lake
MICHIE TWP
ROBERTSON TWP
DRC RESOURCES CORPORATION
100%
SHERATON-TIMMINS PROPERTY
CROSS LAKE MINERALS LTD. 100%
CURRIE-BOWMAN PROPERTY
CROSS LAKE MINERALS LTD. 50%
FALCONBRIDGE LIMITED - 50%
(OPTIONED TO FALCONBRIDGE LIMITED)
NIGHTHAWK JOINT VENTURE
CROSS LAKE MINERALS LTD. 16%
EAST WEST RESOURCE CORPORATION 16%
CANADIAN GOLDEN DRAGON RESOURCES LTD. 8%
GOLDEN KNIGHT RESOURCES INC. 60%
DOUGHERTY LAKE PROPERTY
EAST WEST RESOURCE CORPORATION 60%
CANADIAN GOLDEN DRAGON RESOURCES LTD. 30%
CROSS LAKE MINERALS LTD. 10%
(OPTIONED TO ROYAL OAK MINES INC.)
BOWMAN PROPERTY
CROSS LAKE MINERALS LTD. 100%
PATENT CLAIMS
DRC RESOURCES CORPORATION
VSE: DRC.V
TIMMINS AREA PROJECTS
KILOMETRES
0 5 10
SCALE: 1:250,000
NOTE:
Map compiled according to industry standards and believed to be accurate.
Geodrafting Services Ltd. does not assume responsibility for any errors or omissions.
October, 1997

Item 5 Operating and Financial Review and Prospects Operating results.

The following discussion of DRC Resources' operations and financial condition describes financial data prepared using Canadian GAAP. The differences between US GAAP and Canadian GAAP are described in Note 15 to the accompanying audited financial statements.

Significant accounting policies applied in preparing DRC Resources' financial statements are set out in Note 2 to the accompanying audited financial statements.

Revenue did not include product sales Operations consisted wholly of exploration, primarily in the form of diamond drilling totaling 38,850 metres (127,450 feet) on the Afton Project carried out by DRC Resources since commencement of the periods reported on in this application. This drilling represents over 100% of the planned diamond drill program. To December 31, 2002 a total of $3,263,974 has been expended representing 69.45% of the costs budgeted for the total exploration program. The work completed in year 2000 established an Indicated Mineral Resource of 25 million tons grading an average 3% copper equivalent. Year 2001 exploration increased the Indicated Mineral Resource of the Afton Project by more than 50% to 37.7 million tons grading an average 2.32% copper equivalent. The Indicated Mineral Resource of 37.7 million tons does not take account of work completed in 2002, which is presently being evaluated by the Company's Qualified Person.

Some economies achieved by DRC Resources in the conduct of its exploration program were in part attributable to a persistent downturn in British Columbia's mineral exploration sector that resulted in diamond drilling units and other exploration facilities being available at favourable rates.

Drilling during and subsequent to the first quarter of 2002, encountered an intersection west of the mineral zone envelope boundary used in the 2000-2001 indicated mineral resource estimate of 37.7 million tons of 2.32% copper equivalent, indicating a possible widening of the mineralized zone.

For purposes of illustrating management explanation and discussion of the Company's financial condition and results of operations, please refer to the following table of selected financial information that appears in more detail in the financial statements that accompany this application.
Year ended December 31	2002	2001	2000
Revenue	114,260	255,155	176,527
General and Administrative Expenses	476,812	194,179	144,990
Write-down of mineral property interests	5,999	96,360	41,718
Net Income (Loss)	368,551	(35.385)	(10,181)
Working Capital	4,001,927	4,244,743	5,120,622
Properties
- Acquisition Costs	581,335	467,222	497,655
-Deferred Exploration Expenses	1,377,329	1,473,664	868,697
Other Assets (automobile and equipment) - net book value	41,535	14,367	15,921
Long Term Liabilities	113,676	296,410	216,985
Shareholders' equity ($)	6,333,889	5,566,571	6,075,855
Number of Common Shares Outstanding (1)	9,131,766	8,283,766	6,680,516
Three Months Ended March 31	2003	2002
Revenue	(4,615)	33,438
General and Administrative Expenses	99,241	94,346
Write-down of mineral property interests	-	-
Net Income (Loss)	(119,800)	(48,180)
Working Capital	3.831,788	4,134,172
Properties - Acquisition Costs - Deferred Exploration Expenses	581,334 1,873,759	527,223 1,159,704
Other Assets (automobile and equipment) - net book value	38,518	17,274
Long Term Liabilities	-	-
Shareholders' equity ($)	6,195,689	5,554,691
Number of Common Shares Outstanding	9,136,766	8,483,766

Financial Condition and Changes

Revenue over the years 2000, 2001 and 2002 consisted primarily of interest on working capital augmented by a small oil and gas royalty. The increase in year 2001 revenue was due to a full year's interest being earned and reported on working capital raised by the $5 million private placement in year 2000. The decrease in revenue for 2002 over 2001 is due in part to a reduction of working capital equal to expenditures in exploration and partly to progressively lower interest rates being earned on remaining working capital. Working capital is maintained in low risk term deposits. Foreign exchange gains of $20,133 and oil and gas royalties of $4,357 added to year 2000 interest earnings of $152,057 resulted in income of $176,527 for the year. Year 2001 foreign exchange gains of $20,231 and oil and gas revenues of $2,123 added to year 2001 interest earnings of $232,801 resulted in income of $290,539 for the year. A foreign exchange loss of $4,159 in year 2002 (due to a rise in value of the Canadian dollar) and oil and gas revenues of $1,743 resulted in income of $114,260 in year 2002.

An increase in loss (up $25,203) before income taxes for the year 2001 over the year 2000 was due primarily to increases in the write-off of mineral claim interests and a $39,405 increase in consulting and management fees. A $333,167 increase in loss before income taxes for the year 2002 over the year 2001 was due primarily to five factors: (1) a $116,125 drop in interest revenue due primarily to lower interest rates earned on working capital; (2) a $35,736 increase in consulting and management fees coupled with a $42,643 increase in professional fees due to increased activity on the Afton Project; (3) a $52,000 increase in financing and sponsorship costs related to a fund raising; (4) a $44,422 increase in regulatory fees in connection with the Company's listing on the Toronto Stock Exchange; and (5) a $66,621 increase in travel and promotion costs

Administrative costs increased from an average $11,150 per month in year 2000 to $15,262 per month in year 2001 to $39,547 per month in 2002 due primarily to increasing demands for professional services, regulatory and financing costs related to increasing exploration and analytical activity on DRC Resources' Afton Project and the search for financing and development partners for that project as its development prospect matured.

Property acquisition costs increased by $120,000 for the year 2002 over 2001 by the deemed value of 400,000 Common Shares issued at a deemed $0.30 per share in partial exercise of the option to acquire the Afton Project property. The Timmins Ontario Mineral Claims acquired for $31,500 in 1997 and on which $64,860 was expended on exploration, were written down in the year ended December 31, 2001.

Deferred exploration costs in 2000 and 2001 were, respectively, $868,687 and $1,473,664. In year 2002 exploration costs were actually $193,692 lower than in 2001, but the Company's exploration grant recoveries were only $96,335 in 2002 compared to $412,375 in 2001. The indicated $211,056 reduction for year 2000 and the $376,207 reduction for each of the years 2001 and 2002 in deferred exploration costs due to ‘tax effect of flow through shares' does not represent a cost recovery; though it reduces cost for DRC Resources' tax purposes. Those amounts, which were qualifying exploration expenditures under Canadian income tax law, were renounced in favour of the subscribers to issues of flow-through shares of the Company.

Quarterly Information - Revenue for the quarter ended March 31, 2003 was $(4,613) compared to $33,438 for the corresponding quarters in 2002. The decrease is due primarily to a decrease in the value US dollar denominated term deposits as a result of the weakening of the US dollar and to lower rates of interest income on, and, due to the program work, a reduction in, working capital. General and administrative expenses were $99,241 for the first quarter of 2003 compared to $94,346 for the corresponding quarter in 2002 due to increased activity on the Afton Project. The result was a loss after taxes of $119,800 ($0.01 per share) for the first quarter of 2003 compared to a net loss after taxes of $48,180 ($0.01 per share) for the corresponding period in 2002. Because the president spent much of his time on the Afton Mine Property, his charges were apportioned between general and administrative and deferred exploration costs.

Exploration costs for the first quarter of 2003 were $84,300 compared to $58,717 in first quarter 2002. The work done in the first quarters of 2003 and 2002 were engineering studies and property evaluations for the planning of the upcoming respective diamond drill programs. The work in first quarter 2003 included data preparation for the pre-feasibility study commissioned in February, 2003.

Inflation did not affect DRC Resources' operating results, which actually benefited from lower costs due to a sectoral downturn.

Foreign currency fluctuations had a very limited negative effect on DRC Resources revenue. The impact of a rising Canadian dollar (or devaluing US dollar) could have significant effect on concentrate product sales in the future, since all such sales are conducted in US currency, while costs are incurred in Canadian dollars.

B. Liquidity and capital resources

Working Capital at Year-end DRC Resources had working capital of $4,000,000, $5,800,000 and $5,100,000 and no debt at December 31st in, respectively, the years 2002, 2001 and 2001. Equity financings of $4,904,120 in 2000 and $1,935,515 in 2002 were the principal sources of working capital.

Except for a brief period in 1999, the Company has been in the business of acquiring and exploring mineral properties. As such, it has had no operations revenue and has depended on sale of shares to provide capital to carry out its activities.

During 2002 interest income, a small oil and gas royalty and foreign exchange gains provided for approximately 23.57% of the Company's administrative costs. In 2001 and 2000 interest, royalty income and a foreign exchange gains provided for, respectively, approximately 87.82% and 94.55% of the Company's administrative costs.

In 2000 DRC Resources' working capital increased significantly due to funding provided by a $5 million Special Warrants Private Placement Offering, which put the Company in a position to make a commitment to a large exploration program on its Afton Project. In 2002 a $2.1 million private placement of flow-through shares was added to general working capital.

Interest revenue on its working capital combined with a favourable exploration cost experience on the Afton Project to leave DRC Resources with working capital adequate to meet its administrative costs and property maintenance programs through the year 2003. Other than relatively nominal property maintenance costs on projects other than the Afton Project, the Company does not have any commitments for material expenditures in either the near or long term. The Company is committed to completing the infill drilling program and updates of the technical report of J.J. MacDougall, P.Eng. and the Behre Dolbear and Company Ltd. scoping study at an aggregate estimated cost of $200,000. Results being achieved on the infill drilling on the Afton Project may cause that plan to change.

DRC Resources' working capital is sufficient to meet all its present requirements as an exploration company. However, to move to the development stage of its Afton Project, it may be necessary for DRC Resources to raise as much as 10% of the expected capital requirement of about $80 million, in order to attract an institutional lender or mine financing partner, such as a smelter, to the project. DRC Resources expects that such capital requirement would have to be met by equity financing through issue of securities of the Company.

Working Capital at Quarter-end At March 31, 2003 working capital was $3,831,788 compared to $4,134,172 at the end of the corresponding quarter in 2002.

C. Research and development, patents and licences, etc. (Not applicable)

D. Trend information (Not applicable)

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

John Harvey Kruzick, 58, a director since February 26, 1980, an insider, President and CEO of DRC Resources since incorporation, has been self-employed in mineral exploration since graduating with a B.Sc. in geology from the University of British Columbia in 1969. Mr. Kruzick has supervised exploration programs throughout North America for over 30 years. He was a director and President of Planet Ventures Inc. (formerly known as Footwall Explorations Inc.) from April 1998 to June 1999, when he resigned as president but remained a director until his resignation from all positions with that company in March 2000.

Sharon Lynne Ross, 55, a director since May 12, 1981, an insider, Corporate Secretary and of DRC Resources, is a self-employed corporate administrator employed by Allshare Holdings Ltd., a non-reporting (private) British Columbia company in which she holds a 50% interest that manages the day-to-day administration of DRC Resources.

Charles Robert Edington, 63,a director of DRC Resources since July 13, 1992, has been employed as a ship manager by FENCO MacLaren Inc. (an SNC Lavalin company) since 1997, prior to which he was project director of Ship Repair Unit Pacific, a Canadian federal governmental ship repair unit in Victoria, B.C.

Mike Muzylowski, 68, an independent director of DRC Resources since September 12, 2000 has since 1995 been the President and Chief Executive Officer of Callinan Mines Limited, a reporting company listed on the TSXV, which retains an interest in the Callinan Mine, a poly-metallic underground operation producing 550,000 to 600,000 tons per year. He holds a B.Sc. in geology from the University of Manitoba. Mr. Muzyolowski was named developer of the year for Canada in 1988 in recognition for Hycroft and Trout Lake Mines. Mr. Muzylowski's experience includes 35 years in managing exploration programs for Hudson Bay Exploration and Development Company Limited, Granges Exploration Aktiebilog, Granges Exploration Ltd., Granges Inc. and Hycroft Resources Ltd., where as Chairman and CEO he headed up that Company's Winnemucca, Nevada gold mine development project in 1986. During the preceding 5 years, he has been a director, officer and/or promoter of 14 other reporting issuers. He presently holds positions in the following publicly listed companies: director of Napier International Technologies Ltd. (TSE/Frankfurt) since October 1989; director of Williams Creek Exploration Limited (TSXV) since July 1987; director of KRL Resources Corp. (TSXV) since May 1990; Chairman and director from November 1989 to December 1991 and Co-chairman and director from November 1989 to December 1991; director of Diamondex Resources Ltd. (TSXV) since June 1999; director of Paccom Ventures Inc. (TSXV) since June 1994; director since December 1994 and President and CEO since June 1995 of Callinan Mines Limited (TSXV); director of Cypress Minerals Corp. (TSXV) since January 1997;. During the past 5 years he has held positions in the following public companies: director of Winspear Resources Ltd. (TSXV) from January 1993 to August 2000; director and Chairman of Tan Range Exploration Corporation (TSXV) from September 1991 to May 1999; director of United America Enterprises Ltd. (TSXV) from November 1996 to July 17, 2001; director of Westfort Energy Ltd. (TSE) from July 1998 to March 2003; director of Firestone Venture Inc. (TSV) August, 1990 to Jan, 2001; and director of Thunderbird Properties Ltd. (TSXV) from February 1998 to February 1999.

Thomas O'Toole Taylor, 41, an independent director since February 1, 2002, has been employed as a pilot during the past five years by Air Canada. Mr. Taylor has been a director of DRC Resources since February 1, 2002 and served on the board of directors of Winzen International Inc. (TSXV) from November, 1992 to July, 2000.

Bruno Johann Mosimann, 59, Vice-President, Corporate Development and Finance of DRC Resources since September 2000, has been a self-employed investment counselor and portfolio manager, operating since 1985 as Romofin AG of Zurich, Switzerland, a private company of which he is the President, majority shareholder and general manager. His experience includes 9 years with Dow Banking Corporation in various international locations in the areas of business development, lending, investment counseling and portfolio management between 1976 and 1985. In September 2000 Mr. Mosimann was appointed and presently holds a position as a Vice President of Finance with Westfort Energy Ltd. (TSXV). He also held a position as Vice President of Finance with Curion Ventures Corporation (TSXV) from July 1999 to July 2000.

Maurice Delamore Lee, 70, /font> Vice President, Business Development of DRC Resources since February 1, 2002 has been involved in corporate finance and business development for 30 years. During his career he has been an associate-owner, investment executive and financier with First Canada Securities, CT Securities, Dominick & Dominick Securities Ltd. and Thomson Kernaghan & Co. Ltd.

Craig D. Thomas, 51, an independent director of DRC Resources since November 19, 2002, who obtained his undergraduate degree in 1975 from Harvard College and a law degree in 1978 from the University of Alberta, has practised law in British Columbia since 1979. He is now a principal of the law firm of Thomas Rondeau specializing the practice of corporate and securities law matters, including structuring and implementation of corporate financing transactions, public and private securities offerings, mergers and acquisitions, registration, reporting and compliance matters. He has served as an officer and/or director of the following reporting corporations: director of Phoenix Leisure Corporation (TSXV) from July 2, 1996 to February 12, 2003; director of Golden Raven Resources Ltd. (TSXV) since January 24, 2002; director from September 12, 1996 to the present of Intercontinental Mining Corporation (TSXV), which he served as president from December 28, 1996 to July 29, 1998; secretary from December 20, 1996 to December 5, 2000 of Rystar Communications Ltd. (TSXV) on which he served as a director from March 17, 1997 to December 5, 2000 and from November 5, 2002 to the present; director of Anglo-Andean Explorations Inc. (TSXV) from February 26, 1993 to the present; secretary of Terramin Mining Inc. from July 16, 1993 and director from October 11, 1998 to the present; director from March 6, 2000 to October 13, 2001 of AimGlobal Technologies Company Inc. (TSX, AMEX), which he also served as secretary from August 10, 2001 to October 3, 2001; director of Leitak Enterprises Ltd. (TSXV) from April 9, 1998 to October 15, 1999; director of First Smart Sensor Corp. (COATS) from February 26, 1998 to November 9, 1999; director of CSCC Casino Software Corporation (OTC) form April 10, 1997 to August 27, 1998; director of Greenwood Environmental Ltd. (TSXV) from October 25, 1993 to June 24, 1999; director from November 24, 1993 to May 15, 1998 of RW Packaging Ltd. (TSXV), which he also served as secretary from March 30, 1988 to October 9, 1991; director of L.E.H. Ventures Ltd., (VSE) from January 16, 1997 to March 11, 1998; director of Blue Ribbon Resources Ltd. (VSE) from June 4, 1991 to January 6, 1997; director of Crown Butte Resources Ltd. (VSE, TSE) from February 27, 1987 to August 9, 1996; director and secretary of Darius Technology Ltd. (VSE) from December 8, 1992 to December 22, 1995; director of Plexus Resources Corporation (TSE, NASDAQ) from November 23, 1981 to January 27, 1990.

Ian M. Beardmore, 64, Chief Financial Officer of DRC Resources since October 28, 2002 is a chartered accountant who began studies in 1967 with the firm of Young, Peers, Milner (now Deloitte, Haskins & Sells), in 1973 began working in industry for a number of firms until 1985 when he became associated with, successively, the firms of Moen and Company, Moen and Jorgensen, and Jorgensen Beauchamp, Chartered Accountants, where until 2002 he handled personal and corporate taxation and audits of reporting companies accounts in the securities area.

There are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of DRC Resources' board of directors or senior management.

B. Compensation

The following is a description of all compensation and benefits paid or granted in kind to DRC Resources' directors and members of its administrative, supervisory and management bodies during the fiscal year ended December 31, 2002 for services in all capacities to the Company.

For purposes of reporting compensation and benefits under governing Canadian securities legislation and policy and stock exchange rules, the following terms are used:

SAR is an acronym for "Stock Appreciation Right", which means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;

LTIP is an acronym for "Long-term Incentive Plan", which means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities, of any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The amount of compensation paid to DRC Resources' directors and members of its administrative, supervisory or management bodies for the last full financial year 2002 is set out below:
Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All other Compen- sation
					Awards		Payouts
		Salary $	Bonus $	Other[1] $	Securities Under Options or SARs Granted	Restricted Shares or Restricted Units ($)	LTIP Payouts ($)
John H. Kruzick, President & CEO	2002	-	-	112,845	-	-	-	-
Sharon L. Ross, Corporate Secretary	2002	-	-	41,405		-	-	1,000[2]

Note 1: Paid during the fiscal year for business management and administrative services billed by private consulting companies controlled by John H. Kruzick and Sharon L. Ross.

Note 2: Director's fees

The Company does not have an LTIP for its executive officers.

No SARs were granted to ending December 31, 2002:

No options were granted during the last completed financial year. However, there were outstanding previously granted options in respect of a total of 890,000 unissued Common Shares, of which 770,000 were held by directors and members of the Company's administrative, supervisory or management bodies.

The Company does not have any amount set aside or accrued to provide pension, retirement or similar benefits.

C. Board practices

1. Term of Office

Under DRC Resources' Articles the office of director expires at each annual meeting of shareholders. A director holds office as such until the next annual meeting of shareholders when he/she may stand for re-election. The Board of Directors as a group determines in advance of each annual meeting of shareholders who will be put forward for re-election. See item 6.A for the period during which each director has served in that capacity.

Under the Company Act (British Columbia) annual meetings of shareholders are required to be held in every calendar year and not longer than 15 months after the last annual meeting of shareholders.

2. Service Contracts

The Company has concluded service contracts with two persons who are directors and/or members of administrative, supervisory or management bodies.

Since founding DRC Resources, John H. Kruzick has provided the Company's direction and management as a consultant through a private company, Westridge Enterprises Ltd., controlled by him and paid on a per diem services basis with reimbursed for out-of-pocket expenses. By Services Agreement made and approved April 23, 2003 by the Board of Directors, John H. Kruzick's engagement as President and Chief Executive Officer was formalized on a retainer basis on the following terms and conditions:

Term: five years commencing April 2003 through March 2007.

Cash compensation: a base retainer fee $500 per day served during year 2003 (beginning in April, 2003) with the base retainer fee to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.

Director's Fees: as member of the Board of Directors he is to be entitled to any approved directors' fees.

Retainer during Illness: he will be paid the per diem fee on the basis of 20 days per month for up to six months from the date when any illness renders him unable to fulfill his duties.

Benefits During Illness: he will receive benefits other than contract fees for up to 2 years after any illness renders him unable to fulfill his duties.

Stock Options: he may be granted options to purchase its stock in accordance with DRC Resources' Stock Option Plan.

Expenses: he will be reimbursed all reasonable out-of-pocket expenses incurred by him in carrying out his duties.

Termination: the Board of Directors may terminate Kruzick's employment at any time, with or without cause.

Termination by Company Without Cause: If his services are terminated without cause, Kruzick will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years he has been with the Company.

Termination Without Cause by Kruzick: If Kruzick terminates his employment without cause prior to the expiration of the Agreement, he will be paid all accrued, but unpaid fees and expenses.

Termination With Cause by DRC Resources: If Kruzick's employment is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on Kruzick's part, prior to the expiration of this Agreement, Kruzick shall be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

Reporting: Kruzick is to be a permanent member and chairman of the Executive Committee, report to the Board of Directors at regular quarterly Board meetings and at the annual general meeting of DRC Resources and otherwise be accountable to the Board of Directors.

Since May 12, 1981, Sharon L. Ross has provided the Company with secretarial and office administrative services as a consultant through a private company, Allshare Holdings Ltd., controlled by her and paid on a per diem services basis with reimbursed for out-of-pocket expenses. By Services Agreement made and approved April 23, 2003 by the Board of Directors, Sharon L. Ross' engagement as Corporate Secretary to perform the duties customary to that position was formalized on the following terms and conditions:

Term: five years commencing April 2003 through March 2007.

Cash compensation: a base fee of $35 per hour served during year 2003 (beginning in April, 2003) with the base fee to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.

Director's Fees: as member of the Board of Directors she is to be entitled to any approved directors' fees.

Retainer during Illness: Ross will be paid the per diem fee on the basis of 128 hours per month for up to six months from the date when any illness renders her unable to fulfill her duties.

Benefits During Illness: he will receive benefits other than contract fees for up to 2 years after any illness renders her unable to fulfill her duties.

Stock Options: he may be granted options to purchase its stock in accordance with DRC Resources' Stock Option Plan.

Expenses: she will be reimbursed all reasonable out-of-pocket expenses incurred by her in carrying out her duties.

Termination: the Board of Directors may terminate Ross' engagement at any time, with or without cause.

Termination by Company Without Cause: If her services are terminated without cause, Ross will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years she has been with the Company.

Termination Without Cause by Kruzick: If Ross terminates her engagement without cause prior to the expiration of the Agreement, she will be paid all accrued, but unpaid fees and expenses.

Termination With Cause by DRC Resources: If Ross' engagement is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on Ross' part, prior to the expiration of the Agreement, Ross will be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

Function and Reporting: Ross reports to the President, is to be a member and act as secretary of the Executive Committee of the Board of Directors, is to consult with the Executive Committee, as required, in respect of extraordinary matters arising in the course of day-to-day business and be accountable to the Board of Directors.

1. Audit Committee and Remuneration Committee

The Company does not have a remuneration committee.

The Audit Committee consists of three independent directors: Mike Muzylowski, Craig Thomas and Thomas Taylor. The terms of reference of the audit committee include the following:

Primary Function: to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board have established, and the Company's audit process.

Powers: to conduct or authorize investigations into any financial or other matter of the Company; to request any officer or employee of the Company, its counsel and its outside auditor to attend a meeting of the committee or any member(s) of the committee; to select, evaluate, and when required or appropriate, replace the outside auditor or nominate the outside auditor to be proposed, subject to shareholder approval.

Accountable: to the Board.

Responsibilities: to determine whether the Company's financial statements are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization by querying management and the outside auditor; to resolve disagreements between management and the outside auditor; to assure compliance with laws and regulations and the Company's own policies; and to provide the Board with such reports and recommendations with respect to the financial statements of the Company as it deems advisable.

Duties: meet at least four times per year or more frequently as circumstances require; annually review and reassess the adequacy of this policy; perform such functions as may be assigned by law and the Company's constating documents, or by the Board; recommend to the Board of Directors the outside auditor to be nominated and review the performance of the auditor; confer with the outside auditor and receive written confirmation at least once per year as to the outside auditor's view of the Company's internal processes and quality control and disclosure of any investigations or government inquiries, reviews or investigations of the outside auditor; take reasonable steps to confirm the independence of the outside auditor; in consultation with the outside auditor consider the audit scope and plan of the outside auditor; review with the outside auditor the matters required to be discussed by generally accepted auditing practices; at the completion of the annual examination review and discuss same with management; consider and discuss with the outside auditor any significant changes required in the outside auditor's audit plan; review any problems the outside auditor has in obtaining required information; review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements as well as the annual reports, the quarterly reports, the management discussion and analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval; review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the company and provide their recommendations on such documents to the Board; inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company; inquire of the auditors the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates; and meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

D. Employees

The Company has no full time employees other than the President and the Corporate Secretary. As required to attend to administrative chores or to perform technical work, the Company engages consultants or service firms to attend to requirements on a fee-for-services basis.

The Company anticipates that will change if and when mine development program or mining operations begins.

No labour union is certified to represent workers at any site of the Company, nor to bargain with the Company for any employee(s).

E. Share Ownership

The following sets forth the share ownership and options held by DRC Resources' directors and members of its administrative, supervisory and management bodies as at the date of this application. Percentages are based on there being 9,226,766 Common Shares outstanding at the date of this application. All shares are of the same class with the same voting rights.
Name and Position with the Company	Common Share Holdings		Options to Purchase Common Shares
	Number of Shares Held	Percentage of all Issued Shares	Number of Shares Under Options Held	Exercise Price Per Share	Expiry Date of Options
John Harvey Kruzick, Director, President & CEO	2,546,051	27.59%	Nil	N/A	N/A
Sharon Lynne Ross, Director, Corporate Secretary	19,000	0.21%	25,000 25,000	3.00 3.00	13-Sep-04 1-Feb-04
Charles Robert Edington, Director	90,000	0.98%	25,000	3.00	13-Sep-04
Mike Muzylowski, Director	35,000	0.38%	150,000	3.00	13-Sep-04
Thomas O'Toole Taylor, Director	35,000	0.38%	50,000	3.00	1-Feb-04
Craig Dalton Thomas, Director	Nil	Nil	25,000	3.50	5-Dec-04
Bruno Johann Mosimann, Vice President, Corporate Development and Finance	Nil	Nil	125,000	3.00	13-Sep-04
Maurice Lee, Vice President Business Development	81,969	0.89%	195,000	3.00	1-Feb04
Julia Young, Corporate Financial Strategist	Nil	Nil	100,000	3.05	18-Sep-04
Ian Mackenzie Beardmore, Chief Financial Officer	Nil	Nil	25,000	3.50	5-Dec-04

Stock Option Plan Proposed to Shareholders

In accordance with Toronto Stock Exchange (TSX) ("Exchange") policies, the Company has adopted by resolution of the shareholders at the 2003 annual shareholders' meeting, the DRC Resources Corporation Stock Option Plan (the "Plan"). The Plan complies with the requirements of Exchange Policy set out in Sections 627 - 637.3 of the TSX Company Manual. Under the Plan, 1,000,000 common shares of the Company are reserved for issuance on the exercise of stock options. The number of common shares of the Company reserved for issuance under the Plan and under previously issued and unexercised options total 1,890,000 common shares, equal to 20.48% of the Company's issued and outstanding common shares as at the date of this application

Principal Terms of Stock Option Plan

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants and service providers of the Company (and any subsidiary of the Company) and management company employees. For the purpose of the Plan, the terms, "service provider" and "insider" have the meanings set out in TSX Company Policy Manual, Section 627.

Under the Plan, the Company's board of directors may, from time to time, designate a director or other senior officer or employee of the Company as administrator of the Plan.

The Plan provides for the issuance of stock options to acquire up to a total of 1,000,000 common shares of the company (subject to standard anti-dilution adjustments). The Plan will terminate when all of the stock options have been granted or when the Plan is otherwise terminated by the Company. If a stock options expires or otherwise terminated for any reason without being exercised in full, the number of common shares in respect of which that stock option expired or terminated shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

It is in the sole discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

a. options are non-assignable and non-transferable, but may be exercised by the personal representative of the option holder in the event of the option holder's death;

b. options may be exercisable for a maximum of five years from the date of grant;

c. options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

d. options held by an option holder who is a director, employee, consultant or management company employee must expire on the expiry day or within 365 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of death or disability;

e. options held by option holders who are terminated for cause will expire on date of termination; and

f. options held by an option holder who ceases to be a director, employee, consultant or management company employee must expire on the expiry day or within 30 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of early retirement, voluntary resignation or termination other than for cause.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option agreement. The vesting schedule for each stock option will also be set out in the schedule attached to the option agreement.

In addition, a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the company as a result of (1) ceasing to meet the qualification under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders, or (iii) an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon exercise of a stock option will be as set forth in the option agreement issued in respect of such option and in any event will not be less that the discounted market price of the Company's common shares as of the date of the grant of the stock option. The market price of the Company's common shares for a particular date will be the closing trading price of the Company's common shares on the day immediately preceding the date of grant of the option. Discount market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

The Company will not offer financial assistance to facilitate the purchase of shares under the Plan.

No stock option will be exercisable at a price less than the minimum price prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company. Options may not be granted to other than bona fide employees, consultants or management company employees.

No certificate for shares may be issued until fully paid for on due exercise of any stock option granted under the Plan. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The Company is authorized to issue 40,000,000 common share without par value. At the date of this application the Company had outstanding 9,226,766 common shares without par value, each share carrying the right to one vote. There are no disproportionate or weighted voting privileges attaching to any shares of the Company.

1. To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company are the following.
Name	Number of Common Shares	Percentage
John H. Kruzick[1]	2,546,051	27.59%
Indo-Gold Development Ltd.[2]	666,300	7.22%
Elco Bank and Trust Company Limited[3]	514,337	5.57%

Note 1: Owned through Westridge Enterprises Ltd., a non-reporting company controlled by Mr. Kruzick. Mr. Kruzick's holdings have increased by 436,400 shares over his holdings in 2000 when they represented 31.64% of the issued shares of the Company

Note 2: A non-reporting company controlled by John Ball, one of the optionors of the Afton Property.

Note 3: Individuals owning or have significant influence in this corporation are not known to the Company.

2. At May 22, 2003 there were a total of 111 registered shareholders and 431 non-registered shareholders of DRC Resources. Of a total 111 shareholders of record, 54 were Canadian holders of an aggregate 8,330,080 common shares.

3. To the knowledge of DRC Resources it is not controlled directly or indirectly by another corporation, any foreign government or by any other natural or legal person(s) severally or jointly.

4. DRC Resources is not aware of any arrangements, the operation of which may at a later date result in a change in control of the Company.

A. Related Party Transactions

1. There have been no transactions or loans since the beginning of the last three financial years between the Company and any enterprise that is under common control with the Company, any associate, individual having significant influence over the Company, key management personnel of the Company, directors of the Company or any enterprise controlled by, or in which an individual having significant influence over the Company or any key management person of the Company has a substantial interest and over which such person can exercise significant influence, except three payments of common shares as purchase installments on the agreement to acquire the Afton Project Property. Westridge Enterprises Ltd., a non-reporting company controlled by the President and CEO of the Company, Mr. John H. Kruzick, has been paid a total of 700,000 common shares of the Company, as to 500,000 in year 2000 and 100,000 in each of the years 2001 and 2002 as part payment of an annual option payment of 200,000 common shares due under that property option agreement described in Item 4.D above.

2. There have not been, nor are there any transactions proposed which are material to the Company or any related party, except a further annual option payment of 200,000 common shares on the Afton Project property option, one-half of which (100,000 common shares) will be paid to Westridge Enterprises Ltd. on or before November 10, 2003.

C. Interests of experts and counsel

To the knowledge of the Company, no expert or counsel engaged by the Company has any shares or other material, direct or indirect, economic interest in the Company.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Forming a part of this application are audited comparative financial statements that cover the years 2000, 2001 and 2002, prepared in accordance with Canadian GAAP.

Also attached are unaudited financial statements for the interim period ended March 31, 2003 that have been reviewed by the Company's auditor, Beauchamp and Company.

There are no legal or arbitration proceedings in process, pending or threatened against the Company.

B. Significant Changes

There have been no significant changes since the date of the 2002 audited financial statements, nor since the unaudited statements as at March 31, 2003.

Item 9. The Offer and Listing

A. Offer and listing details

The Company's common shares are traded under the symbol "DRC"on the Toronto Stock Exchange, where DRC Resources has been listed since December 31, 2002. The Company was originally listed on the Vancouver Stock Exchange in 1980 and on its successors, the Canadian Venture Exchange and TSX Venture Exchange until listed on the Toronto Stock Exchange.

The following is the price history of the Company's stock on the above exchanges:

4. (a) for the five most recent full financial years
Last Five Full Fiscal Years	High ($)	Low ($)
January 1 to December 31, 1998	0.80	0.19
January 1 to December 31, 1999	1.75	0.17
January 1 to December 31, 2000	14.40	2.70
January 1 to December 31, 2001	5.00	2.95
January 1 to December 31, 2002	4.80	2.30

4. (b) for each financial quarter of the two most recent full financial years
Year 2001 Fiscal Quarters	High ($)	Low ($)	Year 2002 Fiscal Quarters	High ($)	Low ($)
January 1 to March 31	5.00	4.00	January 1 to March 31	4.80	2.90
April 1 to June 30	4.30	2.95	April 1 to June 30	4.29	2.60
July 1 to September 30	4.58	3.00	July 1 to September 30	4.15	2.30
October 1 to December 31	4.00	2.90	October 1 to December 31	4.40	2.94

4. (c) for each month for the most recent six months
Most Recent Six Months	High ($)	Low ($)
December 2002	4.40	3.85
January 2003	5.10	3.65
February 2003	5.78	4.65
March 2003	5.30	4.80
April 2003	5.30	4.70
May, 2003	5.45	5.00
to date of application in June 2003	6.35	5.00

5. The Company's common shares are not listed on any United States stock exchange. However, DRC Resources plans to make application for such listing on such United States exchange or other public stock quotational facility as the Company's financial counsel may advise.

A. Plan of distribution (Not applicable)

B. Markets (see Item 9. A above)

C. Selling shareholders (Not applicable)

D. Dilution (Not applicable)

Item 10. Additional Information

A. Share capital

1. DRC Resources is authorized to issue 40,000,000 Common Shares without par value. A total of 9,136,766 Common Shares are issued and outstanding at the date of this application. The following share transactions took place in year 2002:
Transaction Number of Shares

Issued at beginning of year - 8,283,766

Private placement of flow-through - 700,000

Repurchase for cancellation - 252,000

Issued for Afton Project property - 400,000

Issued at December 31, 2002 - 9,131,766

Since 1999 the Company has issued a total of 1,400,000 common shares (representing 15.17% of all issued shares) as partial exercise of its option to purchase the Afton Project property. In addition to a work commitment, a further 600,000 common shares are issuable to complete exercise of that option.

3. A total of $726,083 was expended by the Company in repurchasing 252,000 common shares, all of which have been cancelled and returned to treasury.

During the first quarter of 2003, the following share transactions took place:
Transaction Number of Shares

Issued at beginning of quarter - 9,131,766

Exercise of broker warrants - 5,000

Issued at March 31, 2003 - 9,136,766

4. On July 24, 2002 the Company issued 70,000 broker warrants in connection with the private placement of 700,000 flow-through shares. All such broker warrants were exercised during the first and second quarters of the current fiscal year to purchase that number of common shares at a price of $3.00 per share.

5. In addition to the 770,000 share purchase options granted to the named directors and members of DRC Resources' administrative, supervisory and management bodies as described in Item 6.E. above, options to purchase 120,000 common shares at $3.00 per share have been granted employees and consultants of DRC Resources under the Company's informal practice of granting employees incentive options. That practice has now been replaced by the formal stock option plan described in Item 6.E. above.

6. On July 11, 2001 the authorized capital of the Company was changed from 40,000,000 shares divided into 20,000,000 common shares without par value and 10,000,000 Class A preferred shares with a par value of $50.00 each and 10,000,000 Class B preferred shares with a par value of $10.00 each to a single class of 40,000,000 common shares without par value. No preferred shares were ever issued. The following table sets forth the events history of share capital for the last three fiscal years.
Date	Event	Price per Security	Number of Shares Issued (Cancelled)	Consideration received by the Company		Discounts, Special Terms, Installment Payments, etc.
				Cash	Other

8-Feb-00	Options exercised	0.20	30,000	6,000.00		N/A
2000	Property Option Payment	0.30[1]	1,000,000	-	Property	N/A
13-Apr-00	Options exercised	0.20	33,000	6,600.00		N/A
13-Apr-00	Warrants exercised	0.25	1,000,000	250,000		N/A
10-Jul-00	Options exercised	0.20	50,000	10,000		N/A
10-Jul-00	Options exercised	0.30	74,000	22,200		N/A
13-Aug-00	Private Placement	4.00	1,350,000	4,904,120
12-Sep-00	Options exercised	0.20	25,000	5,000		N/A
2001	Property Option Payment	0.30[1]	200,000	-	Property	N/A
19-Apr-01	Options exercised	0.20	160,000	32,000		N/A
4-Sep-01	Options exercised	0.30	51,000	15,300		N/A
2002	Property Option Payment	0.30[1]	200,000	-	Property	N/A
24-Jul-02	Private Placement	3.00	700,000	1,932,000
31-Dec-02	Cancellation of Shares repurchased by the Company	2.88[2]	(252,000)
17-Mar-02	Broker Warrants exercised	$3.00	5,000	15,000
9-May-03	Options exercised	3.00	25,000	75,000
21-May-03	Broker Warrants exercised	3.00	65,000	195,000

Note 1: Deemed price of shares issued as part exercise of Afton Project property option

Note 2: Average market price paid per share on common shares repurchased by the Company pursuant to an ordinary course purchase approved by the Toronto Stock Exchange.

7. All share issues must be authorized by an ordinary resolution approved by a majority of the Board of Directors and the acceptance of a filing by the Toronto Stock Exchange in respect of any proposed plan, rights or brokered offering, private placement or underwriting pursuant to which shares are to be issued.

B. Memorandum and articles of association

1. DRC Resources was incorporated under Certificate of Incorporation No. 203816 issued by the Registrar of Companies on registration of its Memorandum and Articles under the Company Act (British Columbia), Canada. Under the Company Act (British Columbia) DRC Resources is permitted to conduct any lawful business that it is not restricted from conducting by its memorandum and articles, neither of which contain any restriction on the business the Company may conduct.

2. A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Company must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter. The Articles of the Company permit an interested director to be counted in the quorum and the Company Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors can vote compensation to themselves or any of their members. The board of directors has an unlimited power to borrow, issue debt obligations and to charge the assets of the Company, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

3. The Company has only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Company. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of surplus assets of the Company after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

4. Under the Company Act (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 75% of the votes cast at a general meeting of the Company, the notice of which is accompanied by a circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of the Company who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order the Company to purchase the shares of any member at a price determined by the Court.

5. The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute. A shareholder or shareholders having in the aggregate 5% of the issued shares of the Company may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

6. The memorandum and articles of the Company contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on the shares of the Company.

There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire ‘a Canadian business' or to establish ‘a new Canadian business' as those terms are defined in that Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Act. The Act makes the acquisition of control a reviewable event. The Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.

7. There are no provisions in DRC Resources' memorandum and articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8. There is no provision in the Company's articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. Securities Acts, regulations and the policies and rules thereunder in the Provinces of Ontario, Alberta and British Columbia, where the Company is a reporting company, require any person holding or having control of more than 10% of the issued shares of the Company to file insider returns disclosing such share holdings.

C. Material Contracts

1. Services agreement with John H. Kruzick, formalizing his engagement as President & Chief Executive Officer for a term of five years from April 23, 2003 at a base retainer fee of $500 per day with provisions for, among other things, compensation in the event of sickness and special compensation in the event of termination by the Company. (see section 2 "Service contracts" under item 6. C. "Compensation" above for details)

2. Services agreement with Sharon L. Ross, formalizing her engagement as Corporate Secretary for a term of five years from April 23, 2003 at a base fee equal to $35.00 per hour with provisions for, among other things, compensation in the event of sickness and special compensation in the event termination by the Company. (see section 2 "Service contracts" under item 6. C. "Compensation" above for details)

3. Mine engineering services contract with Behre Dolbear & Company Ltd. dated February 18, 2003 providing for an update of that consulting firm's earlier scoping study to incorporate the results of in-fill drilling undertaken in the first quarter of 2003 and continuing. The report is expected to be completed by June 30, 2003 at an estimated cost of $163,000.

4. Agency agreement by letter dated June 12, 2002 between DRC Resources and Dundee Securities Corporation relating to a best efforts agency offering of up to 1,500,000 units or Flow-Through Common Shares (to a maximum of 700,000) at $3.00 per unit or Flow-Through Common Share. Each unit consisted of 1 Common Share and a half Warrant, a whole Warrant being exercisable at $3.75 per Common Share. The agent placed 700,000 flow-through shares at $3.00 per share. The Company paid the agent a total of $168,000 in cash commission and as reimbursement of legal fees and disbursements incurred by the agent. In addition to cash commission, the agent received 70,000 broker warrants exercisable to purchase that number of Common Shares at $3.00 per share, all of which have been exercised.

D. Exchange controls

There are no governmental laws, decrees, regulations or other legislation in Canada that affect the export or import of capital, including the availability of cash or cash equivalents for use by the Company, or the remittance of dividends, interest or other payments to nonresident holders of the Company's shares.

E. Taxation

The following information concerning the Canadian taxes to which a non-resident of Canada may be subject is of a general nature only. A shareholder or a person considering an investment in the Company's shares should consult their tax advisers and accountants or tax counsel as to how and to what extent the tax laws and rules of both Canada and of the shareholder's or potential investor's own country will or may affect such holdings or investment decision.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's non-resident shareholders. Under the tax treaty with the United States, this withholding rate is reduced to 15%. Stock dividends paid to non-residents of Canada are subject to withholding tax at the same rate. For tax purposes, the amount of a stock dividend would generally be equal to the amount by which stated capital is increased by the payment of such dividend. In either event, the Company will provide further information at the time, if such dividend is paid. Interest paid or deemed to be paid on any debt security of the Company held by a non-resident of Canada may also be subject to withholding, depending upon the terms and conditions of the security and the applicable tax treaty.

Unless a US shareholder owned more than 25% of the Company's issued shares or was not dealing at arm's length with the Company, capital gains derived from disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-US tax Treaty.

Tax consequences depend upon each investor's individual circumstances and should be determined in consultation with the investor's own tax counsel.

F. Dividends and paying agents

The Company has to date not paid dividends and does not anticipate being in a position to pay dividends in the foreseeable future. Accordingly, the Company has appointed no paying agents.

G. Statement by experts

Reference is made in this application to experts' (i.e. qualified persons') statements by the firms of J.J. McDougall & Associates and Behre Dolbear & Company Ltd., whose principal and authorized representative are, respectively, the following individuals:

James J. McDougall, P.Eng.

7720 Sunnydene Road, Richmond, BC Canada V6Y 1H1

Mr. McDougall holds a Master of Science (1954) from the University of British Columbia and is a B.C. Professional Engineer (Geological) (1964). He is a registered member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia and a Fellow of the Society of Economic Geologists. He is a member of the Geological Association of Canada, the Canadian Institute of Mining and Metallurgy, the B.C.-Yukon Chamber of Mines, Northwest Mining Association and the Prospectors and Developers Association of Canada.

Mr. McDougall is responsible for the preparation of the technical edited report titled "2000 and 2001 Diamond Drill Exploration Report and Mineral Resources Study" dated April 17, 2002, which is included with this application. Mr. McDougall's consent to the use of his report is included in this application with the technical report.

James A. Currie, P.Eng.

600-890 West Pender Street, Vancouver, British Columbia, Canada V6C 1J9

Mr. Currie is a Vice President of Behre Dolbear & Company Ltd. He holds a B.Sc. (Hons 1979) from Queens University, Kingston, Ontario and is a B.C. Professional Engineer (Mining) (1982). He is a registered member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Currie acted as Project Manager of the Afton Project assignment. He has 24 years experience in the mining industry including exploration, construction and operations management.

Mr. Currie is responsible for the preparation of the technical report titled "Scoping Study on the Afton Mines Project, Kamloops, B.C." dated February 2001, which is included with this application. Mr. Currie's consent to the use of the "Scoping Study on the Afton Mines Project, Kamloops, B.C." in connection the filing of this application is included with the technical report.

H. Documents on display

Investors and other interested persons may review the filings and documents of and concerning the Company together with all exhibits and related materials referred to in this application, with the Securities and Exchange Commission ("SEC") at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. One may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms facility.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities (Not applicable)

C. Warrants and Rights

In connection with a private placement of flow-through shares in 2002, as part of the compensation payable under a best efforts agency agreement, the Company issued 70,000 brokers warrants to its agent, Dundee Securities Corporation, who has the right thereunder exercisable until close of business on July 24, 2003 to purchase that number of common shares at a price of $3.00 per share. 5,000 of the said brokers warrants were exercised on March 17, 2003 and the remaining 65,000 were exercised on May 21, 2003.

D. American Depositary Shares (Not applicable)

Item 13. Defaults, Dividend Arrearages and Delinquencies (Not applicable)

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

(Not applicable)

Item 15. Controls and Procedures (Not applicable)

Item 16. (Not applicable)

Item 17. Financial Statements

DRC Resources has furnished with this application audited comparative financial statements for the years ended December 31, 2000, 2001 and 2002, and unaudited interim financial statements for the quarters ended March 31, 2003 and 2002,which include:

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Statements of Changes in Shareholders' Equity

The financial statements were prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles as described in the auditor's report and in Note 15 to the financial statements. All figures are expressed in Canadian dollars.

Item 18. Financial Statements

See "Item 17 Financial Statements"

Item 19 Exhibits

Exhibit 1: Financial Statements and consent of auditor, Beauchamp & Company

Exhibit 2: Certificate of Incorporation

Exhibit 3: Memorandum and Articles

Exhibit 4: Opinion of Donald W.J. Specht, counsel, as to existence of the Company and validity of shares authorized and issued

Exhibit 5: Services agreement dated April 23, 2003 between the Company and John H. Kruzick, President & Chief Executive Officer

Exhibit 6: Services agreement dated April 23, 2003 between the Company and Sharon L. Ross, Corporate Secretary

Exhibit 7: Stock Option Plan

Exhibit 8: Option to Purchase Agreement dated November 10, 1999 acquisition among the Company, as optionee, and Westridge Enterprises Ltd. and Indo-Gold Developments Ltd., as optionors, with respect to the Afton Project property

Exhibit 9: Consent of James A. Currie, P. Eng to the inclusion of Pages I-27, from his Mineral Resources Estimate on the Afton Copper/Gold Project, dated May 26, 2003 in the Form 20F filing with the United States Securities Commission and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

DRC RESOURCES CORPORATION

John H. Kruzick

_______________________________

John H. Kruzick, President & CEO

Date: June ______ 2003